

2022

CONSUMER PORTFOLIO SERVICES, INC.

ANNUAL REPORT

This annual report to shareholders consists of selected portions of the Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission ("SEC") on March 15, 2023, together with a stock performance graph and director identification information, as set forth below. The entire report on Form 10-K may be accessed at our website, www.consumerportfolio.com, and at the SEC website, www.sec.gov.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

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Forward-looking Statements

This report includes certain "forward-looking statements". Forward-looking statements may be identified by the use of words such as "anticipates," "expects," "plans," "estimates," or words of like meaning. As to the specifically identified forward-looking statements, factors that could affect charge-offs and recovery rates include unexpected exogenous events, such as a widespread plague that might affect the ability or willingness of obligors to pay pursuant to the terms of contracts; mandates imposed in reaction to such events, such as prohibitions of otherwise permissible activity, which might impair the obligation to perform contracts, or the ability of obligors to earn; changes in the general economic climate, which could affect the willingness or ability of obligors to pay pursuant to the terms of contracts; changes in laws respecting consumer finance, which could affect our ability to enforce rights under contracts; and changes in the market for used vehicles, which could affect the levels of recoveries upon sale of repossessed vehicles. Factors that could affect our revenues in the current year include the levels of cash releases from existing pools of contracts, which would affect our ability to purchase contracts, the terms on which we are able to finance such purchases, the willingness of dealers to sell contracts to us on the terms that it offers, and the terms on which we are able to complete term securitizations once contracts are acquired. Factors that could affect our expenses in the current year include competitive conditions in the market for qualified personnel, investor demand for asset-backed securities and interest rates (which affect the rates that we pay on asset-backed securities issued in our securitizations). The statements concerning structuring securitization transactions as secured financings and the effects of such structures on financial items and on future profitability also are forward-looking statements. Any change to the structure of our securitization transaction could cause such forward-looking statements to be inaccurate. Both the amount of the effect of the change in structure on our profitability and the duration of the period in which our profitability would be affected by the change in securitization structure are estimates. The accuracy of such estimates will be affected by the rate at which we purchase and sell contracts, any changes in that rate, the credit performance of such contracts, the financial terms of future securitizations, any changes in such terms over time, and other factors that generally affect our profitability.

Item 1. Business

Overview

We are a specialty finance company. Our business is to purchase and service retail automobile contracts originated primarily by franchised automobile dealers and, to a lesser extent, by select independent dealers in the United States in the sale of new and used automobiles, light trucks and passenger vans. Through our automobile contract purchases, we provide indirect financing to the customers of dealers who have limited credit histories or past credit problems, who we refer to as sub-prime customers. We serve as an alternative source of financing for dealers, facilitating sales to customers who otherwise might not be able to obtain financing from traditional sources, such as commercial banks, credit unions and the captive finance companies affiliated with major automobile manufacturers. In addition to purchasing installment purchase contracts directly from dealers, we also originate vehicle purchase money loans by lending directly to consumers and have (i) acquired installment purchase contracts in four merger and acquisition transactions, and (ii) purchased immaterial amounts of vehicle purchase money loans from non-affiliated lenders. In this report, we refer to all of such contracts and loans as "automobile contracts."

We were incorporated and began our operations in March 1991. From inception through December 31, 2022, we have purchased a total of approximately $20.0 billion of automobile contracts from dealers. In addition, we acquired a total of approximately $822.3 million of automobile contracts in mergers and acquisitions in 2002, 2003, 2004 and 2011. Contract purchase volumes and managed portfolio levels for the five years ended December 31, 2022 are shown in the table below. Managed portfolio comprises both contracts we owned and those we were servicing for third parties.

Contract Purchases and Outstanding Managed Portfolio

$ in thousands

Year	Contracts Purchased in Period	Managed Portfolio at Period End
2018	$ 902,416	$ 2,380,847
2019	1,002,782	2,416,042
2020	742,584	2,174,972
2021	1,146,321	2,249,069
2022	1,854,385	3,001,308

Our principal executive offices are in Las Vegas, Nevada. Most of our operational and administrative functions take place in Irvine, California. Credit and underwriting functions are performed primarily in our California branch with certain of these functions also performed in our Florida and Nevada branches. We service our automobile contracts from our California, Nevada, Virginia, Florida, and Illinois branches.

Most of our contract acquisitions volume results from our purchases of retail installment sales contracts from franchised or independent automobile dealers. We establish relationships with dealers through our employee sales representatives, who contact prospective dealers to explain our automobile contract purchase programs, and thereafter provide dealer training and support services. Our sales representatives represent us exclusively. They may work from our Irvine branch, our Las Vegas branch, or in the field, in which case they work from their homes and support dealers in their geographic area. Our sales representatives present dealers with a sales package, which includes our promotional material containing the terms offered by us for the purchase of automobile contracts, a copy of our standard-form dealer agreement, and required documentation relating to automobile contracts. As of December 31, 2022, we had 90 sales representatives, and in that month, we received applications from 8,078 dealers in 47 states. As of December 31, 2022, approximately 75% of our active dealers were franchised new car dealers that sell both new and used vehicles, and the remainder were independent used car dealers.

We also solicit credit applications directly from prospective automobile consumers through the internet under a program we refer to as our direct lending platform. For qualified applicants we offer terms similar to those that we offer through dealers, though without a down payment requirement and with more restrictive loan-to-value and credit score requirements. Applicants approved in this fashion are free to shop for and purchase a vehicle from a dealer of their choosing, after which we enter into a note and security agreement directly with the consumer.

During the year ended December 31, 2022 automobile contracts originated under the direct lending platform represented 3.2% of our total acquisitions and represented 2.7% of our outstanding managed portfolio as of December 31, 2022. Regardless of whether an automobile contract is originated from one of our dealers or through our direct lending platform, the discussion that follows regarding our acquisitions guidelines, procedures and demographic statistics applies to all of our originated contracts.

For the year ended December 31, 2022 approximately 91% of the automobile contracts originated under our programs consisted of financing for used cars and 9% consisted of financing for new cars.

We generally solicit applications with the intent of originating contracts to hold as investments in our own portfolio. However, in May 2021 we began purchasing some contracts for immediate sale to a third-party to whom we refer applications that do not meet our lending criteria. We service all such contracts on behalf of the third-party.

For contracts we originate for our own portfolio, we generally finance them on a long-term basis through securitizations. Securitizations are transactions in which we sell a specified pool of automobile contracts to a special purpose subsidiary of ours. The subsidiary in turn issues (or contributes to a trust that issues) asset-backed securities, which are purchased by institutional investors. Since 1994, we have completed 95 term securitizations of approximately $17.7 billion in automobile contracts. We depend upon the availability of short-term warehouse credit facilities as interim financing for our contract purchases prior to the time we pool those contracts for a securitization. As of December 31, 2022, we had two such short-term warehouse facilities, each with a maximum borrowing amount of $200 million.

Sub-Prime Auto Finance Industry

Automobile financing is the second largest consumer finance market in the United States. The automobile finance industry can be considered a continuum where participants choose to provide financing to consumers in various segments of the spectrum of creditworthiness depending on each participant's business strategy. We operate in a segment of the spectrum that is frequently referred to as sub-prime since we provide financing to less credit-worthy borrowers at higher rates of interest than more credit-worthy borrowers are likely to obtain.

Traditional automobile finance companies, such as banks, their subsidiaries, credit unions and captive finance subsidiaries of automobile manufacturers, generally lend to the most creditworthy, or so-called prime borrowers, although some traditional lenders are significant participants in the sub-prime segment in which we operate. Historically, independent companies specializing in sub-prime automobile financing and subsidiaries of larger financial services companies have competed in the sub-prime segment which we believe remains highly fragmented, with no single company having a dominant position in the market.

Our automobile financing programs are designed to serve sub-prime customers, who generally have limited credit histories or past credit problems. Because we serve customers who are unable to meet certain credit standards, we incur greater risks, and generally receive interest rates higher than those charged in the prime credit market. We also sustain a higher level of credit losses because of the higher risk customers we serve.

Coronavirus Pandemic

In December 2019, a new strain of coronavirus (the "COVID-19 virus") originated in Wuhan, China. Since its discovery, the COVID-19 virus has spread throughout the world, and the outbreak has been declared to be a pandemic by the World Health Organization. We refer from time to time in this report to the outbreak and spread of the COVID-19 virus as "the pandemic." In March 2020 at the outset of the pandemic we complied with government mandated shutdown orders in the five locations we operate by arranging for many of our staff to work from home and invoking various safety protocols for workers who remained in our offices. In April 2020, we laid off approximately 100 workers, or about 10% of our workforce, throughout our offices because of significant reductions in new contract originations. As of December 31, 2022, most of our staff were working without a significant impact from the pandemic.

Contract Acquisitions

When a retail automobile buyer elects to obtain financing from a dealer, the dealer takes a credit application to submit to its financing sources. Typically, a dealer will submit the buyer's application to more than one financing source for review. We believe the dealer's decision to choose a financing source is based primarily on: (i) the interest rate and monthly payment made available to the dealer's customer; (ii) any fees to be charged to (or paid to) the dealer by the financing source; (iii) the timeliness, consistency, and predictability of response; (iv) funding turnaround time; (v) any conditions to purchase; and (vi) the financial stability of the financing source. Dealers can send credit applications to us by entering the necessary data on our website or through one of two third-party application aggregators. For the year ended December 31, 2022, we received 2.5 million applications. Approximately 63% of all applications came through DealerTrack (the industry leading dealership application aggregator), 36% via another aggregator, Route One and 1% via our website. A portion of the DealerTrack and Route One volume are applications from our pass-through arrangements with other lenders who send us applications from their dealers in cases where those lenders choose not to approve those applications. For the year ended December 31, 2022, such pass-through applications represented 13% of our total applications. For the year ended December 31, 2022, our automated application decisioning system produced our initial decision within seconds on approximately 99% of those applications.

Upon receipt an application, if the application meets certain minimum criteria, we immediately order two credit reports to document the buyer's credit history and an alternative data credit score provided by a major credit reporting bureau. If, upon review by our proprietary automated decisioning system, or in some cases, one of our credit analysts, we determine that the applicant and structure of the automobile financing contract meets our criteria, we advise the dealer of our decision to approve the contract and the terms under which we will purchase it. For applications that do not meet our criteria, we may forward them to one or more business partners who also invest in subprime automobile contracts. In the case of one third-party partner, as described above, we may purchase contracts they approve, followed by immediate resale to them, after which we retain the servicing. If this third-party declines the application, we advise the dealer that we will not purchase the contract. Other partners to whom we refer applications may or may not choose to purchase such contracts by working directly with the dealers who submitted the applications. Unless otherwise notated, contract origination and managed portfolio data discussed herein includes third-party contracts.

Dealers with which we do business are under no obligation to submit any automobile contracts to us, nor are we obligated to purchase any automobile contracts from them. During the year ended December 31, 2022, no dealer accounted for as much as 1% of the total number of automobile contracts we purchased.

Under our direct lending platform, the applicant submits a credit application directly to us via our website, or in some cases, through a third-party who accepts such applications and refers them to us for a fee. In either case, we process the application with the same automated application decisioning process as described above for applications from dealers. We then advise the applicant as to whether we would grant them credit and on what terms.

The following table sets forth the geographical sources of the automobile contracts we originated (based on the addresses of the customers as stated on our records) during the years ended December 31, 2022 and 2021.

	Contracts Purchased During the Year Ended			
	December 31, 2022		December 31, 2021	
	Number	Percent (1)	Number	Percent (1)
California	6,707	8.2%	5,928	10.9%
Texas	6,415	7.8%	3,336	6.1%
Ohio	6,247	7.6%	5,071	9.3%
Illinois	4,648	5.7%	1,963	3.6%
Florida	4,189	5.1%	2,716	5.0%
Pennsylvania	3,767	4.6%	2,525	4.6%
Indiana	3,791	4.6%	2,725	5.0%
Other States	46,171	56.4%	30,053	55.3%
Total	81,935	100.0%	54,317	100.0%

(1)   *Percentages may not total to 100.0% due to rounding.*

The following table sets forth the geographic concentrations of our outstanding managed portfolio as of December 31, 2022 and 2021.

| | Outstanding Managed Portfolio as of | | | |
| | December 31, 2022 | | December 31, 2021 | |
	Amount	Percent (1)	Amount	Percent (1)
	($ in millions)			
California	$ 303.8	10.1%	$ 265.3	11.8%
Ohio	243.0	8.1%	205.6	9.1%
Texas	220.4	7.3%	140.7	6.3%
Florida	148.0	4.9%	112.7	5.0%
Indiana	139.3	4.6%	112.6	5.0%
Illinois	135.2	4.5%	69.1	3.1%
All others	1,811.6	60.4%	1,343.1	59.7%
Total	$ 3,001.3	100.0%	$ 2,249.1	100.0%

(1)   Percentages may not total to 100.0% due to rounding.

We purchase automobile contracts from dealers at a price generally computed as the total amount financed under the automobile contracts, adjusted for an acquisition fee, which may be comprised of multiple components and which may either increase or decrease the automobile contract purchase price we pay. The amount of the acquisition fee, and whether it results in an increase or decrease to the automobile contract purchase price, is based on the perceived credit risk of and, in some cases, the interest rate on the automobile contract. The following table summarizes the average net acquisition fees we charged dealers and the weighted average annual percentage rate on contracts purchased for our own portfolio for the periods shown:

	2022	2021	2020	2019	2018
Average net acquisition fee charged (paid) to dealers (1)	$ (150)	$ (65)	$ 71	$ (25)	$ (238)
Average net acquisition fee as % of amount financed (1)	-0.7%	-0.3%	0.4%	-0.1%	-1.4%
Weighted average annual percentage interest rate	18.4%	17.8%	19.3%	19.2%	18.3%

(1) Not applicable to direct lending platform

Our pricing strategy is driven by our objectives for new contract purchase quantities and maximizing our risk adjusted yield. We believe that levels of acquisition fees are determined primarily by competition in the marketplace, which has been robust over the periods presented, and by our pricing strategy. We make changes to our pricing algorithm based on our volume goals, our own costs for borrowing and periodic recalibration of our risk-based scoring models.

We have offered eight different financing programs, and price each program according to the relative credit risk. Our programs cover a wide band of the sub-prime credit spectrum and are labeled as follows:

First Time Buyer – This program accommodates an applicant who has limited significant past credit history, such as a previous auto loan. Since the applicant has limited credit history, the contract interest rate and dealer acquisition fees tend to be higher, and the loan amount, loan-to-value ratio, down payment, and payment-to-income ratio requirements tend to be more restrictive compared to our other programs.

Mercury / Delta – This program accommodates an applicant who may have had significant past non-performing credit including recent derogatory credit. As a result, the contract interest rate and dealer acquisition fees tend to be higher, and the loan amount, loan-to-value ratio, down payment, and payment-to-income ratio requirements tend to be more restrictive compared to our other programs.

Standard – This program accommodates an applicant who may have significant past non-performing credit, but who has also exhibited some performing credit in their history. The contract interest rate and dealer acquisition fees are comparable to the First Time Buyer and Mercury/Delta programs, but the loan amount and loan-to-value ratio requirements are somewhat less restrictive.

Alpha – This program accommodates applicants who may have a discharged bankruptcy, but who have also exhibited performing credit. In addition, the program allows for homeowners who may have had other significant non-performing credit in the past. The contract interest rate and dealer acquisition fees are lower than the Standard program, down payment and payment-to-income ratio requirements are somewhat less restrictive.

Alpha Plus – This program accommodates applicants with past non-performing credit, but with a stronger history of recent performing credit, such as auto or mortgage related credit, and higher incomes than the Alpha program. Contract interest rates and dealer acquisition fees are lower than the Alpha program.

Super Alpha – This program accommodates applicants with past non-performing credit, but with a somewhat stronger history of recent performing credit, including auto or mortgage related credit, and higher incomes than the Alpha Plus program. Contract interest rates and dealer acquisition fees are lower, and the maximum loan amount is somewhat higher, than the Alpha Plus program.

Preferred - This program accommodates applicants with past non-performing credit, but who demonstrate a somewhat stronger history of recent performing credit than the Super Alpha program. Contract interest rates and dealer acquisition fees are lower, and the maximum loan amount is somewhat higher than the Super Alpha program.

Meta - This program accommodates applicants with past non-performing credit, but who demonstrate a stronger history of recent performing credit than the Preferred program. Contract interest rates and dealer acquisition fees are lower, and the maximum loan amount is somewhat higher than the Preferred program.

Our upper credit tier products, which are our Meta, Preferred, Super Alpha, Alpha Plus and Alpha programs, accounted for approximately 80% of our new contract acquisitions for our own portfolio in 2022, 75% in 2021, and 75% in 2020, measured by aggregate amount financed.

The following table identifies the credit program, sorted from highest to lowest credit quality, under which we originated automobile contracts during the years ended December 31, 2022 and 2021.

	Contracts Purchased During the Year Ended (1)			
	December 31, 2022		December 31, 2021	
	(dollars in thousands)			
Program	Amount Financed	Percent (1)	Amount Financed	Percent (1)
Meta	$ 57,145	3.1%	$ n/a	n/a
Preferred	219,872	11.9%	161,289	14.1%
Super Alpha	394,743	21.3%	197,809	17.3%
Alpha Plus	193,728	10.4%	157,212	13.7%
Alpha	463,466	25.0%	304,978	26.6%
Standard	196,738	10.6%	177,876	15.5%
Mercury / Delta	74,865	4.0%	62,334	5.4%
First Time Buyer	61,742	3.3%	42,537	3.7%
Third Parties	192,086	10.4%	42,286	3.7%
	$ 1,854,385	100.0%	$ 1,146,321	100.0%

(1)   Percentages may not total to 100.0% due to rounding.

We attempt to control misrepresentation regarding the customer's credit worthiness by carefully screening the automobile contracts we originate, by establishing and maintaining professional business relationships with dealers, and by including certain representations and warranties by the dealer in the dealer agreement. Pursuant to the dealer agreement, we may require the dealer to repurchase any automobile contract if the dealer breaches its representations or warranties. There can be no assurance, however, that any dealer will have the willingness or the financial resources to satisfy their repurchase obligations to us.

Contract Funding

For automobile contracts that we purchase from dealers, we require that the contract be originated by a dealer that has entered into a dealer agreement with us. Under our direct lending platform, we require the customer to sign a note and security agreement. In each case, the contract is secured by a first priority lien on a new or used automobile, light truck or passenger van and must meet our funding criteria. In addition, each automobile contract requires the customer to maintain physical damage insurance covering the financed vehicle and naming us as a loss payee. We may, nonetheless, suffer a loss upon theft or physical damage of any financed vehicle if the customer fails to maintain insurance as required by the automobile contract and is unable to pay for repairs to or replacement of the vehicle.

Our technology and human expertise provides for a 360-degree evaluation of an applicant's employment and residence stability, income level and affordability, and creditworthiness in relation to the desired collateral securing the automobile contract. This perspective is used to assign application and structure allowances and limits related to price, term, amount of down payment, monthly payment, and interest rate; type of vehicle; and principal amount of the automobile contract in relation to the value of the vehicle.

Specifically, our funding guidelines generally limit the maximum principal amount of a purchased automobile contract to 115% of wholesale book value in the case of used vehicles or to 115% of the manufacturer's invoice in the case of new vehicles, plus, in each case, sales tax, licensing and, when the customer purchases such additional items, a service contract or a product to supplement the customer's casualty policy in the event of a total loss of the related vehicle. We generally do not finance vehicles that are more than 12 model years old or have more than 200,000 miles. The maximum term of a purchased contract is 78 months, although we consider the program, amount financed, and mileage as significant factors in determining the maximum term of a contract. Automobile contract purchase criteria are subject to change from time to time as circumstances may warrant. Prior to purchasing an automobile contract, our funding staff verify the customer's employment, income, residency, and credit information by contacting various parties noted on the customer's application, credit information bureaus and other sources. In addition, we contact each customer by telephone to confirm that the customer understands and agrees to the terms of the related automobile contract. During this "welcome call," we also ask the customer a series of open-ended questions about his application and the contract, which may uncover potential misrepresentations.

Credit Scoring. We use proprietary scoring models to assign two internal "credit scores" at the time the application is received. These proprietary scores are used to help determine whether we want to approve the application and, if so, the program and pricing we will offer either to the dealer, or in the case of our direct lending platform, directly to the customer. Our internal credit scores are based on a variety of parameters including traditional and alternative credit history, data derived from other sources such as house/rental payment, length of employment, residence stability and total income. When the dealer proposes a structure for the contract, our scores consider various deal structure parameters such as down payment amount, loan to value, payment to income, make and model, vehicle class, and mileage. We have developed our credit scores utilizing statistical risk management techniques and historical performance data from our managed portfolio. We believe this improves our allocation of credit evaluation resources, enhances our competitiveness in the marketplace and manages the risk inherent in the sub-prime market.

Characteristics of Contracts. All the automobile contracts we purchase are fully amortizing and provide for level payments over the term of the automobile contract. All automobile contracts may be prepaid at any time without penalty. The table below compares certain characteristics, at the time of origination, of our contract purchases for the years ended December 31, 2022 and 2021:

	Contracts Purchased During the Year Ended	
	December 31, 2022	December 31, 2021
Average Original Amount Financed	$ 22,632	$ 21,104
Weighted Average Original Term	70 months	70 months
Average Down Payment Percent	10.5%	9.0%
Average Vehicle Purchase Price	$ 21,122	$ 19,881
Average Age of Vehicle	7 years	5 years
Average Age of Customer	42 years	42 years
Average Time in Current Job	4 years	5 years
Average Household Annual Income	$ 69,121	$ 61,377

Dealer Compliance. The dealer agreement and related assignment contain representations and warranties by the dealer that an application for state registration of each financed vehicle, naming us as secured party with respect to the vehicle, was effected by the time of sale of the related automobile contract to us, and that all necessary steps have been taken to obtain a perfected first priority security interest in each financed vehicle in favor of us under the laws of the state in which the financed vehicle is registered. To the extent that we do not receive such state registration within three months of purchasing the automobile contract, our dealer compliance group will work with the dealer to rectify the situation. If these efforts are unsuccessful, we generally will require the dealer to repurchase the automobile contract.

Coronavirus Pandemic

Beginning in April 2020, we experienced a decrease in monthly contract purchase volumes which continued through December 2020. Since January 2021, our contract purchase levels have returned to or exceeded pre-pandemic levels.

Servicing and Collections

We currently service all automobile contracts that we own as well as those automobile contracts we service for third parties. We organize our servicing activities based on the tasks performed by our personnel. Our servicing activities consist of mailing monthly billing statements; contacting obligors whose payments are late; accounting for and posting of all payments received; responding to customer inquiries; taking all necessary action to maintain the security interest granted in the financed vehicle or other collateral; skip tracing; repossessing and liquidating the collateral when necessary; collecting deficiency balances; and generally monitoring each automobile contract and the related collateral. For contracts that we securitize, we are typically entitled to receive a base monthly servicing fee equal to 2.5% per annum computed as a percentage of the declining outstanding principal balance of the non-charged-off automobile contracts. The servicing fee is included in interest income for contracts that are pledged to a warehouse credit facility or a securitization transaction. For contracts we service for third parties, we receive a base monthly servicing fee equal to 2.5%, and certain other incentive fees tied to credit performance.

Collection Procedures. We believe that our ability to monitor performance and collect payments owed from sub-prime customers is primarily a function of our collection approach and support systems. We believe that if payment problems are identified early and our collection staff works closely with customers to address these problems, it is possible to correct many problems before they deteriorate further. To this end, we utilize pro-active collection procedures, which include making early and frequent contact with delinquent customers; educating customers as to the importance of maintaining good credit; and employing a consultative and customer service approach to assist the customer in meeting his or her obligations, which includes attempting to identify the underlying causes of delinquency and cure them whenever possible. In support of our collection activities, we maintain a computerized collection system specifically designed to service automobile contracts with sub-prime customers. We engage a nearshore third-party call center to supplement the efforts the collectors in our five branch locations. As of December 31, 2022, our nearshore partner had approximately 33 agents assigned to our portfolio.

We attempt to make telephonic contact with delinquent customers from one to 20 days after their monthly payment due date, depending on our risk-based assessment of the customer's likelihood of payment during early stages of delinquency. If a customer has authorized us to do so, we may also send automated text message reminders at various stages of delinquency and our collectors may also choose to contact a customer via text message instead of, or in addition to, via telephone. Our customers can contact us via a toll-free number where they may choose to speak with a collector or to use our automated voice response system to access information about their account or to make a payment. They may respond to our collector's text messages or chat with one of our collectors while logged into our website. Our contact priorities may be based on the customers' physical location, stage of delinquency, size of balance or other parameters. Our collectors inquire of the customer the reason for the delinquency and when we can expect to receive the payment. The collector attempts to get the customer to make an electronic payment over the phone or a promise for the payment for a time generally not to exceed one week from the date of the call. If the customer makes such a promise, the account is routed to a promise queue and is not contacted until the outcome of the promise is known. If the payment is made by the promise date and the account is no longer delinquent, the account is routed out of the collection system. If the payment is not made, or if the payment is made, but the account remains delinquent, the account is returned to a collector's queue for subsequent contacts.

If a customer fails to make or keep promises for payments, or if the customer is uncooperative or attempts to evade contact or hide the vehicle, a supervisor will review the collection activity relating to the account to determine if repossession of the vehicle is warranted. Generally, such a decision will occur between the 60th and 90th day past the customer's payment due date, but could occur sooner or later, depending on the specific circumstances. Contracts originated since January 2018 are accounted for at fair value and the economic impact of repossessions is incorporated into the estimated net yield on those contracts. For contracts originated prior to January 2018, which are not accounted for at fair value, we suspend interest accruals on contracts where the vehicle has been repossessed and reclassify the remaining automobile contract balance to other assets. In addition, we apply a specific reserve to such contracts so that the net balance represents the estimated remaining balance after the proceeds of the sale of the vehicle are applied, net of related costs.

If we elect to repossess the vehicle, we assign the task to an independent national repossession service. Such services are licensed and/or bonded as required by law. Upon repossession it is stored until it is picked up by a wholesale auction that we designate, where it is kept until sold. Prior to sale, the customer has the right to redeem the vehicle by paying the contract in full. In some cases, we may return the vehicle to the customer if they pay all, or what we deem to be a sufficient amount, of the past due amount. Financed vehicles that have been repossessed are generally resold through unaffiliated automobile auctions, which are attended principally by car dealers. Net liquidation proceeds are applied to the customer's outstanding obligation under the automobile contract. Such proceeds usually are insufficient to pay the customer's obligation in full, resulting in a deficiency. In most cases we will continue to contact our customers to recover all or a portion of this deficiency for up to several years after charge-off. From time to time, we sell certain charged off accounts to unaffiliated purchasers who specialize in collecting such accounts.

Contracts originated since January 2018 are accounted for at fair value and the economic impact of late payments is incorporated into the estimated net yield on those contracts. For contracts originated prior to January 2018, which are not accounted for at fair value, we suspend interest accruals on contracts once an automobile contract becomes greater than 90 days delinquent. We do not recognize additional interest income until the borrower makes sufficient payments to be less than 90 days delinquent. Any payments received by a borrower, regardless of their stage of delinquency are first applied to outstanding accrued interest and then to principal reduction.

We generally charge off the balance of any contract by the earlier of the end of the month in which the automobile contract becomes five scheduled installments past due or, in the case of repossessions, the month after we receive the proceeds from the liquidation of the financed vehicle or if the vehicle has been in repossession inventory for more than three months. In the case of repossession, the amount of the charge-off is the difference between the outstanding principal balance of the defaulted automobile contract and the net repossession sale proceeds.

Credit Experience

Our primary method of monitoring ongoing credit quality of our portfolio is to closely review monthly delinquency, default and net charge off activity and the related trends. Our internal credit performance data consistently show that new receivables have lower levels of delinquency and losses early in their lives, with delinquencies increasing throughout their lives and incremental losses gradually increasing to a peak around 18 months, after which they gradually decrease. The weighted average seasoning of our total owned portfolio, represented in the tables below, was 25 months, 23 months, and 23 months as of December 31, 2022, December 31, 2021, and December 31, 2020, respectively. Our financial results are dependent on the performance of the automobile contracts in which we retain an ownership interest. Broad economic factors such as pandemic, recession and significant changes in unemployment levels influence the credit performance of our portfolio, as does the weighted average age of the receivables at any given time. The tables below document the delinquency, repossession, and net credit loss experience of all such automobile contracts that we own as of the respective dates shown.

Delinquency, Repossession and Extension Experience

Delinquency and Extension Experience (1)
Total Managed Portfolio (Excludes Third Party Portfolio)

	December 31, 2022		December 31, 2021		December 31, 2020	
	Number of Contracts	Amount	Number of Contracts	Amount	Number of Contracts	Amount
			(Dollars in thousands)			
Delinquency Experience						
Gross servicing portfolio (1)	170,658	$ 2,795,383	154,151	$ 2,209,430	163,117	$ 2,174,972
Period of delinquency (2)						
31-60 days	13,434	201,764	10,895	146,904	11,357	152,868
61-90 days	5,481	80,146	3,939	51,069	4,525	59,096
91+ days	2,148	31,036	1,171	14,279	1,290	14,989
Total delinquencies (2)	21,063	312,946	16,005	212,252	17,172	226,953
Amount in repossession (3)	2,904	41,401	1,882	22,912	2,979	35,839
Total delinquencies and amount in repossession (2)	23,967	$ 354,347	17,887	$ 235,164	20,151	$ 262,792
Delinquencies as a percentage of gross servicing portfolio	12.3%	11.2%	10.4%	9.6%	10.5%	10.4%
Total delinquencies and amount in repossession as a percentage of gross servicing portfolio	14.0%	12.7%	11.6%	10.6%	12.4%	12.1%
Extension Experience						
Contracts with one extension, accruing	27,584	$ 464,323	23,740	$ 328,128	29,709	$ 417,347
Contracts with two or more extensions, accruing	38,714	417,682	46,541	513,183	55,885	665,572
	66,298	882,005	70,281	841,311	85,594	1,082,919
Contracts with one extension, non-accrual (4)	981	14,792	597	7,736	915	12,408
Contracts with two or more extensions, non-accrual (4)	1,485	15,395	1,414	15,128	2,502	28,189
	2,466	30,187	2,011	22,864	3,417	40,597
Total accounts with extensions	68,764	$ 912,192	72,292	$ 864,175	89,011	$ 1,123,516

(1) All amounts and percentages are based on the amount remaining to be repaid on each automobile contract. The information in the table represents the gross principal amount of all automobile contracts we purchased, including automobile contracts we subsequently sold in securitization transactions that we continue to service. The table does not include certain contracts we have serviced for third parties on which we earn servicing fees only, and have no credit risk.

(2) We consider an automobile contract delinquent when an obligor fails to make at least 90% of a contractually due payment by the following due date, which date may have been extended within limits specified in the servicing agreements. The period of

delinquency is based on the number of days payments are contractually past due. Automobile contracts less than 31 days delinquent are not included. The delinquency aging categories shown in the tables reflect the effect of extensions.

(3) Amount in repossession represents the contract balance on financed vehicles that have been repossessed but not yet liquidated.

(4) We do not recognize interest income on accounts past due more than 90 days.

Net Credit Loss Experience (1)
Total Owned Portfolio

	Finance Receivables Portfolio (2)		
	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Average portfolio outstanding	$ 150,919	$ 345,021	$ 684,259
Net charge-offs as a percentage of average portfolio (3)	4.6%	5.8%	11.7%

	Fair Value Receivables Portfolio (4)		
	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Average portfolio outstanding	$ 2,388,191	$ 1,802,590	$ 1,631,491
Net charge-offs as a percentage of average portfolio (3)	4.5%	3.1%	4.3%

	Total Owned Portfolio		
	Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Average portfolio outstanding	$ 2,539,110	$ 2,147,611	$ 2,315,750
Net charge-offs as a percentage of average portfolio (3)	4.5%	3.5%	6.5%

(1) All amounts and percentages are based on the principal amount scheduled to be paid on each automobile contract contracts. The information in the table represents all automobile contracts we service, excluding certain contracts we have serviced for third parties on which we earn servicing fees only, and have no credit risk.

(2) The finance receivables portfolio is comprised of contracts we originated prior to January 2018.

(3) Net charge-offs include the remaining principal balance, after the application of the net proceeds from the liquidation of the vehicle (excluding accrued and unpaid interest) and amounts collected after the date of charge-off, including some recoveries which have been classified as other income in the accompanying financial statements.

(4) The fair value portfolio is comprised of contracts we have originated since January 2018.

Extensions

In certain circumstances we will grant obligors one-month payment extensions to assist them with temporary cash flow problems. In general, an obligor will not be permitted more than two such extensions in any 12-month period and no more than eight over the life of the contract. The only modification of terms is to advance the obligor's next due date, generally by one month, though in some cases we may permit a longer extension, and in any case an advance in the maturity date corresponding to the advance of the due date. There are no other concessions such as a reduction in interest rate, forgiveness of principal or of accrued interest. Accordingly, we consider such extensions to be insignificant delays in payments rather than troubled debt restructurings.

The basic question in deciding to grant an extension is whether we will (a) be delaying an inevitable repossession and liquidation or (b) risk losing the vehicle as a result of not being able to locate the obligor and vehicle. In both of those situations, the loss would likely be higher than if the vehicle had been repossessed without the extension. The benefits of granting an extension include minimizing current losses and delinquencies, minimizing lifetime losses, getting the obligor's account current (or close to it) and building goodwill with the obligor so that he might prioritize us over other creditors on future payments. Our servicing staff are trained to identify when a past due obligor is facing a temporary problem that may be resolved with an extension.

The credit assessment for granting an extension is initially made by our collector, who bases the recommendation on the collector's discussions with the obligor. In such assessments the collector will consider, among other things, the following factors: (1) the reason the obligor has fallen behind in payments; (2) whether or not the reason for the delinquency is temporary, and if it is, have conditions changed such that the obligor can begin making regular monthly payments again after the extension; (3) the obligor's past payment history, including past extensions if applicable; and (4) the obligor's willingness to communicate and cooperate on resolving the delinquency. If the collector believes the obligor is a good candidate for an extension, he must obtain approval from his supervisor, who will review the same factors stated above prior to offering the extension to the obligor. During 2020 we incorporated an algorithmic extension score card which provides our staff with an objective and quantitative assessment of whether or not a obligor is a good candidate for an extension, based on the current circumstances of the account. The extension score card was developed by our internal risk management team and is derived from the post-extension performance of accounts in our managed portfolio.

After receiving an extension, an account remains subject to our normal policies and procedures for interest accrual, reporting delinquency and recognizing charge-offs. We believe that a prudent extension program is an integral component to mitigating losses in our portfolio of sub-prime automobile receivables. The table below summarizes the status, as of December 31, 2022, for accounts that received extensions from 2012 through 2021:

Period of Extension	# of Extensions Granted	Active or Paid Off at December 31, 2022	% Active or Paid Off at December 31, 2022	Charged Off > 6 Months After Extension	% Charged Off > 6 Months After Extension	Charged Off <= 6 Months After Extension	% Charged Off <= 6 Months After Extension	Avg Months to Charge Off Post Extension
2012	18,783	11,320	60.3%	6,667	35.5%	796	4.2%	18
2013	23,398	11,147	47.6%	11,275	48.2%	976	4.2%	23
2014	25,773	10,483	40.7%	14,464	56.1%	826	3.2%	25
2015	53,319	22,361	41.9%	29,876	56.0%	1,082	2.0%	26
2016	80,897	36,770	45.5%	42,194	52.2%	1,933	2.4%	26
2017	133,881	61,465	45.9%	65,490	48.9%	6,926	5.2%	22
2018	121,531	66,007	54.3%	49,517	40.7%	6,007	4.9%	19
2019	71,548	50,795	71.0%	18,811	26.3%	1,942	2.7%	18
2020	83,170	64,768	77.9%	14,057	16.9%	2,099	2.5%	15
2021	47,029	40,292	85.7%	5,482	11.7%	1,236	2.5%	11

We view these results as a confirmation of the effectiveness of our extension program. We consider accounts that have had extensions and were active or paid off as of December 31, 2022 to be successful. Successful extensions result in continued payments of interest and principal (including payment in full in many cases). Without the extension, however, the account may have defaulted, and we would have likely incurred a substantial loss and no additional interest revenue.

For extension accounts that ultimately charged off, we consider accounts that charged off more than six months after the extension to be at least partially successful. In such cases, despite the ultimate loss, we received additional payments of principal and interest that otherwise we would not have received.

Additional information about our extensions is provided in the tables below:

	For the Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Average number of extensions granted per month	4,689	3,918	6,931
Average number of outstanding accounts	162,264	157,076	172,129
Average monthly extensions as % of average outstandings	2.9%	2.5%	4.0%

	December 31, 2022		December 31, 2021		December 31, 2020	
	Number of Contracts	Amount	Number of Contracts	Amount	Number of Contracts	Amount
			(Dollars in thousands)			
Contracts with one extension	28,565	$ 479,114	24,337	$ 335,864	30,624	$ 429,754
Contracts with two extensions	13,730	180,547	15,861	200,705	19,381	259,236
Contracts with three extensions	9,837	108,986	11,755	136,970	13,117	159,447
Contracts with four extensions	7,938	76,220	9,272	95,182	10,868	122,469
Contracts with five extensions	5,425	45,519	6,531	59,651	8,548	90,322
Contracts with six extensions	3,269	21,806	4,536	35,803	6,473	62,288
	68,764	$ 912,192	72,292	$ 864,175	89,011	$ 1,123,516
Gross servicing portfolio	180,795	$ 3,001,308	156,280	$ 2,249,069	163,117	$ 2,174,972

Non-Accrual Receivables

It is not uncommon for our obligors to fall behind in their payments. However, with the diligent efforts of our servicing staff and systems for managing our collection efforts, we regularly work with our customers to resolve delinquencies. Our staff is trained to employ a counseling approach to assist our customers with their cash flow management skills and help them to prioritize their payment obligations to avoid losing their vehicle to repossession. Through our experience, we have learned that once a contract becomes greater than 90 days past due, it is more likely than not that the delinquency will not be resolved and will ultimately result in a charge-off. As a result, for contracts originated prior to January 2018 that are not accounted for under the fair value method, we do not recognize any interest income for contracts that are greater than 90 days past due.

If an obligor exceeds the 90 days past due threshold at the end of one period, and then makes the necessary payments such that it becomes equal to or below 90 days delinquent at the end of a subsequent period, the related contract would be restored to full accrual status for our financial reporting purposes. At the time a contract is restored to full accrual in this manner, there can be no assurance that full repayment of interest and principal will ultimately be made. However, we monitor each obligor's payment performance and are aware of the severity of his delinquency at any time. The fact that the delinquency has been reduced below the 90-day threshold is a positive indicator. Should the contract again exceed the 90-day delinquency level at the end of any reporting period, it would again be reflected as a non-accrual account.

Our policy for placing a contract on non-accrual status is independent of our policy to grant an extension. In practice, it would be an uncommon circumstance where an extension was granted and the account remained in a non-accrual status, since the goal of the extension is to bring the contract current (or nearly current).

Securitization of Automobile Contracts

Throughout the period for which information is presented in this report, we have purchased automobile contracts with the intention of financing them on a long-term basis through securitizations, and on an interim basis through warehouse credit facilities. All such financings have involved identification of specific automobile contracts, sale of those automobile contracts (and associated rights) to one of our special-purpose subsidiaries, and issuance of asset-backed securities to be purchased by institutional investors. Depending on the structure, these transactions may be accounted for under generally accepted accounting principles as sales of the automobile contracts or as secured financings.

When structured to be treated as a secured financing for accounting purposes, the subsidiary is consolidated with us. Accordingly, the sold automobile contracts and the related debt appear as assets and liabilities, respectively, on our consolidated balance sheet. We then periodically (i) recognize interest and fee income on the contracts, (ii) recognize interest expense on the securities issued in the transaction and (iii) record as expense a provision for credit losses on the contracts. Effective January 1, 2018, we adopted the fair value method of accounting for finance receivables acquired on or after that date. For these receivables, we recognize interest income on a level yield basis using that internal rate of return as the applicable interest rate. We do not record an expense for provision for credit losses on these receivables because such credit losses are included in our computation of the appropriate level yield.

Since 1994 we have conducted 95 term securitizations of automobile contracts that we originated under our regular programs. As of December 31, 2022, 19 of those securitizations are active and all are structured as secured financings. We generally conduct our securitizations on a quarterly basis, near the beginning of each calendar quarter, resulting in four securitizations per calendar year. However, we completed only three securitizations in 2020. In April 2020 we postponed our planned securitization due to the onset of the pandemic and the effective closure of the capital markets in which our securitizations are executed. Subsequently we successfully completed securitizations in June and September 2020.

Our history of term securitizations, over the most recent ten years, is summarized in the table below:

Recent Asset-Backed Securitizations

Period	Number of Term Securitizations	Amount of Receivables
		$ in thousands
2013	4	778,000
2014	4	923,000
2015	3	795,000
2016	4	1,214,997
2017	4	870,000
2018	4	883,452
2019	4	1,014,124
2020	3	741,867
2021	4	1,145,002
2022	4	1,537,383

From time to time we have also completed financings of our residual interests in other securitizations that we and our affiliates previously sponsored. On May 16, 2018, we completed a $40.0 million securitization of residual interests from previously issued securitizations. In this residual interest financing transaction, qualified institutional buyers purchased $40.0 million of asset-backed notes secured by residual interests in thirteen CPS securitizations consecutively conducted from September 2013 through December 2016, and an 80% interest in a CPS affiliate that owns the residual interests in the four CPS securitizations conducted in 2017. The sold notes ("2018-1 Notes"), issued by CPS Auto Securitization Trust 2018-1, consist of a single class with a coupon of 8.595%. The remaining balance on the notes were paid in full on February 16, 2022.

On June 30, 2021, we completed a $50.0 million securitization of residual interests from previously issued securitizations. In this residual interest financing transaction, qualified institutional buyers purchased $50.0 million of asset-backed notes secured by residual interests in three CPS securitizations consecutively conducted from January 2018 through July 2018, and an 80% interest in a CPS affiliate that owns the residual interests in the eight CPS securitizations conducted from December 2018 through September 2020. The sold notes ("2021-1 Notes"), issued by CPS Auto Securitization Trust 2021-1, consist of a single class with a coupon of 7.86%. As of December 31, 2022, the notes had a principal balance of $50.0 million.

Generally, prior to a securitization transaction we fund our automobile contract acquisitions primarily with proceeds from warehouse credit facilities. Our current short-term funding capacity is $400 million, comprising two credit facilities. The first credit facility was established in May 2012. This facility was most recently renewed in July 2022, extending the revolving period to July 2024, with an optional amortization period through July 2025. In addition, the capacity was doubled from $100 million to $200 million at the July 2022 renewal.

In November 2015, we entered into another $100 million facility. This facility was most recently renewed in February 2022, extending the revolving period to January 2024, followed by an amortization period to January 2026. In June 2022, we doubled the capacity for this facility from $100 million to $200 million.

In a securitization and in our warehouse credit facilities, we are required to make certain representations and warranties, which are generally similar to the representations and warranties made by dealers in connection with our purchase of the automobile contracts. If we breach any of our representations or warranties, we may be required to repurchase the automobile contract at a price equal to the principal balance plus accrued and unpaid interest. We may then be entitled under the terms of our dealer agreement to require the selling dealer to repurchase the contract at a price equal to our purchase price, less any principal payments made by the customer. Subject to any recourse against dealers, we will bear the risk of loss on repossession and resale of vehicles under automobile contracts that we repurchase.

Whether a securitization is treated as a secured financing or as a sale for financial accounting purposes, the related special purpose subsidiary may be unable to release excess cash to us if the credit performance of the securitized automobile contracts falls short of pre-determined standards. Such releases represent a material portion of the cash that we use to fund our operations. An unexpected deterioration in the performance of securitized automobile contracts could therefore have a material adverse effect on both our liquidity and results of operations, regardless of whether such automobile contracts are treated as having been sold or as having been financed.

Certain of our securitization transactions and our warehouse credit facilities contain various financial covenants requiring certain minimum financial ratios and results. Such covenants include maintaining minimum levels of liquidity and net worth and not exceeding maximum leverage levels. In addition, certain securitization and non-securitization related debt contain cross-default provisions that would allow certain creditors to declare a default if a default occurred under a different facility. As of December 31, 2022, we were in compliance with all such covenants.

Competition

The automobile financing business is highly competitive. We compete with several national, regional and local finance companies with operations similar to ours. In addition, competitors or potential competitors include other types of financial services companies, such as banks, leasing companies, credit unions providing retail loan financing and lease financing for new and used vehicles, and captive finance companies affiliated with major automobile manufacturers. Many of our competitors and potential competitors possess substantially greater financial, sales, technical, personnel and other resources than we do. Moreover, our future profitability will be directly related to the availability and cost of our capital in relation to the availability and cost of capital to our competitors. Our competitors and potential competitors include far larger, more established companies that have access to capital markets for unsecured commercial paper and investment grade-rated debt instruments and to other funding sources that may be unavailable to us. Many of these companies also have long-standing relationships with dealers and may provide other financing to dealers, including floor plan financing for the dealers' purchase of automobiles from manufacturers, which we do not offer.

We believe that the principal competitive factors affecting a dealer's decision to offer automobile contracts for sale to a particular financing source are the monthly payment amount made available to the dealer's customer, the purchase price offered for the automobile contracts, the timeliness of the response to the dealer upon submission of the initial application, the amount of required documentation, the consistency and timeliness of purchases and the financial stability of the funding source. While we believe that we can obtain from dealers sufficient automobile contracts for purchase at attractive prices by consistently applying reasonable underwriting criteria and making timely purchases of qualifying automobile contracts, there can be no assurance that we will do so.

Regulation

Numerous federal and state consumer protection laws, including the federal Truth-In-Lending Act, the federal Equal Credit Opportunity Act, the federal Fair Debt Collection Practices Act and the Federal Trade Commission Act, regulate consumer credit transactions. These laws mandate certain disclosures with respect to finance charges on automobile contracts and impose certain other restrictions. In most states, a license is required to engage in the business of purchasing automobile contracts from dealers. In addition, laws in a number of states impose limitations on the amount of finance charges that may be charged by dealers on credit sales. The so-called Lemon Laws enacted by various states provide certain rights to purchasers with respect to automobiles that fail to satisfy express warranties. The application of Lemon Laws or violation of such other federal and state laws may give rise to a claim or defense of a customer against a dealer and its assignees, including us and those who purchase automobile contracts from us. The dealer agreement contains representations by the dealer that, as of the date of assignment of automobile contracts, no such claims or defenses have been asserted or threatened with respect to the automobile contracts and that all requirements of such federal and state laws have been complied with in all material respects. Although a dealer would be obligated to repurchase automobile contracts that involve a breach of such warranty, there can be no assurance that the dealer will have the financial resources to satisfy its repurchase obligations. Certain of these laws also regulate our servicing activities, including our methods of collection.

We are subject to supervision and examination by the Consumer Financial Protection Bureau (the "CFPB"), a federal agency created by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The CFPB has rulemaking, supervisory and enforcement authority over "non-banks," including us. The CFPB is specifically authorized, among other things, to take actions to prevent companies from engaging in "unfair, deceptive or abusive" acts or practices in connection with consumer financial products and services, and to issue rules requiring enhanced disclosures for consumer financial products or services. The CFPB also has authority to interpret, enforce and issue regulations implementing enumerated consumer laws, including certain laws that apply to us.

The Dodd-Frank Act and related regulations are likely to affect our cost of doing business, may limit or expand our permissible activities, may affect the competitive balance within our industry and market areas and could have a material adverse effect on us. We continue to assess the Dodd-Frank Act's probable effect on our business, financial condition and results of operations, and to monitor developments involving the entities charged with promulgating regulations. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and on us in particular, is uncertain at this time.

In addition to the CFPB, other state and federal agencies have the ability to regulate aspects of our business. For example, the Dodd-Frank Act provides a mechanism for state Attorneys General to investigate us. In addition, the Federal Trade Commission has jurisdiction to investigate aspects of our business. We expect that regulatory investigation by both state and federal agencies will continue, and there can be no assurance that the results of such investigations will not have a material adverse effect on us.

We believe that we are currently in material compliance with applicable statutes and regulations; however, there can be no assurance that we are correct, nor that we will be able to maintain such compliance. The past or future failure to comply with applicable statutes and regulations could have a material adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in

the interpretation and enforcement of current statutes and regulations or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could have a material adverse effect on us. In addition, due to the consumer-oriented nature of our industry and the application of certain laws and regulations, industry participants are regularly named as defendants in litigation involving alleged violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these actions involve alleged violations of consumer protection laws. A significant judgment against us or within the industry in connection with any such litigation could have a material adverse effect on our financial condition, results of operations or liquidity.

Human Capital

We rely on our employees for everything we do. To make our business work, we seek to supply them with the tools and knowledge they need to succeed. In addition to new hire training, we provide mentor programs and management workshops.

Workforce Allocation and Diversity We had 792 employees as of December 31, 2022. Our employee population was 66% female, and 67% self-identified as ethnically diverse (defined as all EEOC classifications other than white). Broken out by function, our human capital was allocated thus: 11 were senior management personnel; 407 were servicing personnel; 182 were automobile contract origination personnel; 127 were sales personnel and program development (78 of whom were sales representatives); 65 were various administrative personnel including human resources, legal, accounting and systems.

Compensation and benefits Our compensation policy is to be market competitive. We offer a benefits and wellness package that includes healthcare coverage, defined contribution retirement benefits, and other components.

Employee Engagement Our means of evaluating our human capital resources include, on an individual basis, annual performance reviews and annual meetings with senior management on or close to the employee's anniversary date. On an aggregate basis, a new hire survey and department round table meetings. The feedback from the meetings and survey results are reviewed by senior management and used to assist in reviewing our human capital strategies, programs, and practices. Other metrics used in human capital management include average employee tenure and annual turnover rate. We believe that our relations with our employees are good. We are not a party to any collective bargaining agreement.

Available Information

Our internet address is *www.consumerportfolio.com*. We make available free of charge on our internet web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Director Identification Information

Our directors and their principal occupations are as follows: Charles E. Bradley, Jr., chief executive officer of Consumer Portfolio Services, Inc.; Stephen H. Deckoff managing principal of Black Diamond Capital Management, LLC, an alternative asset management firm; Louis M. Grasso, retired president of PFC Corporation, a mortgage lender; William W. Grounds, former president and COO of Infinity World Development Corp, the principal business of Infinity World Development Corp was a $5 billion investment in the CityCenter mixed use integrated resort property located in Las Vegas, Nevada.; Brian J. Rayhill, managing attorney of the Law Office of Brian Rayhill; William B. Roberts, retired president of Monmouth Capital Corp., an investment firm that specialized in management buyouts; James E. Walker III, managing partner and founder of Vinson Ventures, LLC a boutique investment firm; Gregory S. Washer, retired president of Clean Fun Promotional Marketing LLC, a promotional marketing company; and Daniel S. Wood, retired president of Carclo Technical Plastics, a manufacturer of customer injection moldings.

Executive Officers of the Registrant

As of December 31, 2022, the following were our executive officers:

Charles E. Bradley, Jr., 63, has been our Chief Executive Officer since January 1992, a director since our formation in March 1991, and was elected Chairman of the Board of Directors in July 2001. Prior to that he was our President from March 1991 to December 2022. From April 1989 to November 1990, he served as Chief Operating Officer of Barnard and Company, a private investment firm. From September 1987 to March 1989, Mr. Bradley, Jr. was an associate of The Harding Group, a private investment banking firm. Mr. Bradley does not currently serve on the board of directors of any other publicly-traded companies.

Michael T. Lavin, 51, has been President since December 2022, Chief Operating Officer since February 2019, and our Chief Legal Officer since March 2014. Prior to that, he was our Executive Vice President since March 2014, Senior Vice President – General Counsel since March 2013, Senior Vice President and Corporate Counsel since May 2009 and our Vice President- Legal since joining the Company in November of 2001. Mr. Lavin was previously engaged as an associate at a large law firm and a spin off start up law firm.

Danny Bharwani, 55, has been Chief Financial Officer since September 2022 and Executive Vice President – Finance since December 2022. Previously, he was our Senior Vice President – Finance from April 2016 to December 2022 and Vice President – Finance from June 2002 to April 2016. He joined us as Assistant Controller in August 1997. Mr. Bharwani was previously employed as Assistant Controller at The Todd-AO Corporation, from 1989 to 1997.

Christopher Terry, 55, has been Executive Vice President of Risk Management, Systems, and IT since December 2022. Prior to that he was our Senior Vice President of Risk Management, Systems, and IT from October 2018 to December 2022, and Senior Vice President of Risk Management from May 2017 to October 2018. Prior to that, he was our Senior Vice President of Servicing from May 2005 to August 2013. He was Senior Vice President of Asset Recovery from August 2013 to May 2017 and from January 2003 to May 2005. He joined us in January 1995 as a loan officer, held a series of successively more responsible positions, and was promoted to Vice President - Asset Recovery in June 1999. Mr. Terry was previously a branch manager with Norwest Financial from 1990 to October 1994.

Teri L. Robinson, 60, has been Executive Vice President of Sales and Originations since December 2022. Prior to that she was Senior Vice President of Sales and Originations from June 2020 to December 2022 and Senior Vice President of Originations from April 2007 to June 2020. Prior to that, she held the position of Vice President of Originations since August 1998. She joined the Company in June 1991 as an Operations Specialist, and held a series of successively more responsible positions. Previously, Ms. Robinson held an administrative position at Greco & Associates.

Laurie A. Straten, 57, has been Executive Vice President of Servicing since December 2022. Prior to that, she was our Senior Vice President of Servicing from August 2013 to December 2022 and Senior Vice President of Asset Recovery from April 2013 to August 2013, and before that she held the position of Vice President of Asset Recovery starting in April 2005. She started with the Company in March 1996 as a bankruptcy specialist and took on more responsibility within Asset Recovery over time. Prior to joining CPS she worked for the FDIC and served in the United States Marine Corps.

John P. Harton, 58, has been Senior Vice President – Business Development since June 2020. Prior to that he was Senior Vice President – Program Development from March 2019 to June 2020, Senior Vice President – Marketing from March 2014 to March 2019, and Vice President – Marketing from April 2010 to March 2014. He joined the Company in April 1996 as a loan officer, held a series of successively more responsible positions, and was promoted to Vice President - Originations in June 2007. Mr. Harton was previously a branch manager with American General Finance from 1990 to March 1996.

Catrina Ralston, 48, has been Senior Vice President of Human Resources since December 2022. Prior to that, she was Vice President - Human Resources since March 2016. She joined the Company in 1997 as an Operations Clerk and transferred into the Human Resources Department in 2001 where she held a series of successively more responsible positions. Prior to joining CPS, Ms. Ralston worked as a customer service representative for the City of Virginia Beach Parks & Recreation Department.

Steve Schween, 60, has been Senior Vice President of Systems since December 2022. Previously, he was Vice President of Systems since February 2014. He joined in the Company in 2000 as a Systems Analyst and took on more responsibility over time. Mr. Schween was previously a Systems Analyst with Jeunique International.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The Company's Common Stock is traded on the Nasdaq Global Market, under the symbol "CPSS." As of January 1, 2023, there were 28 holders of record of the Company's Common Stock.

To date, we have not declared or paid any dividends on our Common Stock. The payment of future dividends, if any, on our Common Stock is within the discretion of the Board of Directors and will depend upon our income, capital requirements and financial condition, and other relevant factors. The instruments governing our outstanding debt place certain restrictions on the payment of dividends. We do not intend to declare any dividends on our Common Stock in the foreseeable future, but instead intend to retain any cash flow for use in our operations.

The table below presents information regarding outstanding options to purchase our Common Stock as of December 31, 2022:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	11,167,329	$ 5.21	2,661,330
Equity compensation plans not approved by security holders.	–	–	–
Total	11,167,329	$ 5.21	2,661,330

Issuer Purchases of Equity Securities in the Fourth Quarter

Period(1)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 2022	315,800	$ 6.46	315,800	$ 10,863,384
November 2022	178,611	7.85	178,611	9,460,731
December 2022	135,552	8.25	135,552	8,342,529
Total	629,963	$ 7.24	629,963	

(1) Each monthly period is the calendar month.
(2) Our board of directors authorized the purchase of $5.0 million, $10 million and $20 million of our outstanding securities in January, March and July 2022, respectively. Through December 31, 2022, our board of directors had authorized the purchase of up to $123.2 million of our outstanding securities, which program was first announced in our annual report for the year 2002, filed on March 26, 2003. All purchases described in the table above were under the plan announced in March 2003, which has no fixed expiration date. As of December 31, 2022, we have purchased $109.9 million of our common stock representing 22,903,866 shares.

Stock Performance Graph

The line graph that follows compares the cumulative total stockholder return on our common stock with the cumulative total return of the Nasdaq US Benchmark Total Return Index, and the Nasdaq Financial Services Index for the five years ended December 31, 2022, presented in each case as of the last business day of the year. The graph assumes that $100 was invested on December 31, 2017 in each of our common stock, the Nasdaq US Benchmark Total Return Index, and the Nasdaq OMX Financial Services Index, and that all dividends were reinvested. Past performance should not be regarded as indicative of the future.



The data presented in the graph above are tabulated below:

	2017	**2018**	**2019**	**2020**	**2021**	**2022**
Nasdaq US Total Return	100.00	94.56	124.03	150.41	189.36	152.00
Nasdaq Financial Services	100.00	104.82	128.07	138.51	244.81	205.93
CPS	100.00	72.53	81.20	102.17	285.54	213.25

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto and other information included or incorporated by reference herein.

Overview

We are a specialty finance company. Our business is to purchase and service retail automobile contracts originated primarily by franchised automobile dealers and, to a lesser extent, by select independent dealers in the United States in the sale of new and used automobiles, light trucks and passenger vans. Through our automobile contract purchases, we provide indirect financing to the customers of dealers who have limited credit histories or past credit problems, who we refer to as sub-prime customers. We serve as an alternative source of financing for dealers, facilitating sales to customers who otherwise might not be able to obtain financing from traditional sources, such as commercial banks, credit unions and the captive finance companies affiliated with major automobile manufacturers. In addition to purchasing installment purchase contracts directly from dealers, we also originate vehicle purchase money loans by lending directly to consumers and have (i) acquired installment purchase contracts in four merger and acquisition transactions, and (ii) purchased immaterial amounts of vehicle purchase money loans from non-affiliated lenders. In this report, we refer to all of such contracts and loans as "automobile contracts."

We were incorporated and began our operations in March 1991. From inception through December 31, 2022, we have originated a total of approximately $20.0 billion of automobile contracts, primarily by purchasing retail installment sales contracts from dealers, and to a lesser degree, by originating loans secured by automobiles directly with consumers. In addition, we acquired a total of approximately $822.3 million of automobile contracts in mergers and acquisitions in 2002, 2003, 2004 and 2011. Contract purchase volumes and managed portfolio levels for the five years ended December 31, 2022 are shown in the table below. Managed portfolio comprises both contracts we owned and those we were servicing for third parties.

Contract Purchases and Outstanding Managed Portfolio

| | $ in thousands | |
| | Contracts Purchased | Managed Portfolio |
Year	in Period	at Period End
2018	$ 902,416	$ 2,380,847
2019	1,002,782	2,416,042
2020	742,584	2,174,972
2021	1,146,321	2,249,069
2022	1,854,385	3,001,308

Our principal executive offices are in Las Vegas, Nevada. Most of our operational and administrative functions take place in Irvine, California. Credit and underwriting functions are performed primarily in our California branch with certain of these functions also performed in our Florida and Nevada branches. We service our automobile contracts from our California, Nevada, Virginia, Florida and Illinois branches.

The programs we offer to dealers and consumers are intended to serve a wide range of sub-prime customers, primarily through franchised new car dealers. We originate automobile contracts with the intention of financing them on a long-term basis through securitizations. Securitizations are transactions in which we sell a specified pool of contracts to a special purpose subsidiary of ours, which in turn issues asset-backed securities to fund the purchase of the pool of contracts from us.

Coronavirus Pandemic

In December 2019, a new strain of coronavirus (the "COVID-19 virus") originated in Wuhan, China. Since its discovery, the COVID-19 virus has spread throughout the world, and the outbreak has been declared to be a pandemic by the World Health Organization. We refer from time to time in this report to the outbreak and spread of the COVID-19 virus as "the pandemic." In March 2020 at the outset of the pandemic we complied with government mandated shutdown orders in the five locations we operate by arranging for many of our staff to work from home and invoking various safety protocols for workers who remained in our offices. In April 2020, we laid off approximately 100 workers, or about 10% of our workforce, throughout our offices because of significant reductions in new contract originations. As of December 31, 2022, most of our staff were working without a significant impact from the pandemic.

Securitization and Warehouse Credit Facilities

Throughout the period for which information is presented in this report, we have purchased automobile contracts with the intention of financing them on a long-term basis through securitizations, and on an interim basis through warehouse credit facilities. All such financings have involved identification of specific automobile contracts, sale of those automobile contracts (and associated rights) to one of our special-purpose subsidiaries, and issuance of asset-backed securities to be purchased by institutional investors. Depending on the structure, these transactions may be accounted for under generally accepted accounting principles as sales of the automobile contracts or as secured financings. All of our active securitizations are structured as secured financings.

When structured to be treated as a secured financing for accounting purposes, the subsidiary is consolidated with us. Accordingly, the sold automobile contracts and the related debt appear as assets and liabilities, respectively, on our consolidated balance sheet. We then periodically (i) recognize interest and fee income on the contracts, and (ii) recognize interest expense on the securities issued in the transaction. For automobile contracts acquired before 2018, we also periodically record as expense a provision for credit losses on the contracts; for automobile contracts acquired after 2017 we take account of estimated credit losses in our computation of a level yield used to determine recognition of interest on the contracts.

Since 1994 we have conducted 95 term securitizations of automobile contracts that we originated under our regular programs. As of December 31, 2022, 19 of those securitizations are active and all are structured as secured financings. We generally conduct our securitizations on a quarterly basis, near the beginning of each calendar quarter, resulting in four securitizations per calendar year. However, we completed only three securitizations in 2020. In April 2020 we postponed our planned securitization due to the onset of the pandemic and the effective closure of the capital markets in which our securitizations are executed. Subsequently we successfully completed securitizations in June and September 2020.

Our recent history of term securitizations is summarized in the table below:

Recent Asset-Backed Term Securitizations

Period	Number of Term Securitizations	Amount of Receivables
		$ in thousands
2016	4	$ 1,214,997
2017	4	870,000
2018	4	883,452
2019	4	1,014,124
2020	3	741,867
2021	4	1,145,002
2022	4	1,537,383

Generally, prior to a securitization transaction we fund our automobile contract acquisitions primarily with proceeds from warehouse credit facilities. Our current short-term funding capacity is $400 million, comprising two credit facilities. The first credit facility was established in May 2012. This facility was most recently renewed in July 2022, extending the revolving period to July 2024, with an optional amortization period through July 2025. In addition, the capacity was doubled from $100 million to $200 million at the July 2022 renewal.

In November 2015, we entered into another $100 million facility. This facility was most recently renewed in February 2022, extending the revolving period to January 2024, followed by an amortization period to January 2026. In June 2022, we doubled the capacity for this facility from $100 million to $200 million.

We previously had a third facility. This $100 million facility was established in April 2015 and was renewed in April 2017 and again in February 2019, extending the revolving period to February 2021. We repaid this facility in full at its maturity in February 2021 and elected not to renew it.

In a securitization and in our warehouse credit facilities, we are required to make certain representations and warranties, which are generally similar to the representations and warranties made by dealers in connection with our purchase of the automobile contracts. If we breach any of our representations or warranties, we will be obligated to repurchase the automobile contract at a price equal to the principal balance plus accrued and unpaid interest. We may then be entitled under the terms of our dealer agreement to require the selling dealer to repurchase the contract at a price equal to our purchase price, less any principal payments made by the customer. Subject to any recourse against dealers, we will bear the risk of loss on repossession and resale of vehicles under automobile contracts that we repurchase.

In a securitization, the related special purpose subsidiary may be unable to release excess cash to us if the credit performance of the securitized automobile contracts falls short of pre-determined standards. Such releases represent a material portion of the cash that we use to fund our operations. An unexpected deterioration in the performance of securitized automobile contracts could therefore have a material adverse effect on both our liquidity and results of operations.

Critical Accounting Estimates

We believe that our accounting policies related to (a) Finance Receivables at Fair Value, (b) Allowance for Finance Credit Losses, (c) Term Securitizations, (d) Accrual for Contingent Liabilities and (e) Income Taxes are the most critical to understanding and evaluating our reported financial results. Such policies are described below.

Finance Receivables Measured at Fair Value

Effective January 1, 2018, we adopted the fair value method of accounting for finance receivables acquired on or after that date. For each finance receivable acquired after 2017, we consider the price paid on the purchase date as the fair value for such receivable. We estimate the cash to be received in the future with respect to such receivables, based on our experience with similar receivables acquired in the past. We then compute the internal rate of return that results in the present value of those estimated cash receipts being equal to the purchase date fair value. Thereafter, we recognize interest income on such receivables on a level yield basis using that internal rate of return as the applicable interest rate. Cash received with respect to such receivables is applied first against such interest income, and then to reduce the recorded value of the receivables.

We re-evaluate the fair value of such receivables at the close of each measurement period. If the re-evaluation were to yield a value materially different from the recorded value, an adjustment would be required. Results for the year ended December 31, 2022 included a $15.3 million mark to the carrying value of the portion of the receivables portfolio accounted for at fair value. The mark-up was the result of lower than expected losses during the period as our previous estimates for higher losses due to the pandemic had not materialized.

In the fourth quarter of 2022, our re-evaluation of the fair values of these receivables resulted in a positive mark for certain older receivables and a negative mark to the fair values of newer receivables that largely offset each other. As a result, on a net basis, no mark was taken in the fourth quarter of 2022.

Anticipated credit losses are included in our estimation of cash to be received with respect to receivables. Because such credit losses are included in our computation of the appropriate level yield, we do not thereafter make periodic provision for credit losses, as our best estimate of the lifetime aggregate of credit losses is included in that initial computation. Also, because we include anticipated credit losses in our computation of the level yield, the computed level yield is materially lower than the average contractual rate applicable to the receivables. Because our initial recorded value is fixed as the price we pay for the receivable, rather than as the contractual principal balance, we do not record acquisition fees as an amortizing asset related to the receivables, nor do we capitalize costs of acquiring the receivables. Rather we recognize the costs of acquisition as expenses in the period incurred.

Allowance for Finance Credit Losses

In order to estimate an appropriate allowance for losses incurred on finance receivables, we use a loss allowance methodology commonly referred to as "static pooling," which stratifies our finance receivable portfolio into separately identified pools based on the period of origination. Using analytical and formula driven techniques, we estimate an allowance for finance credit losses, which we believe is adequate for probable incurred credit losses that can be reasonably estimated in our portfolio of automobile contracts. Net losses incurred on finance receivables are charged to the allowance. We evaluate the adequacy of the allowance by examining current delinquencies, the characteristics of the portfolio, prospective liquidation values of the underlying collateral and general economic and market conditions. As circumstances change, our level of provisioning and/or allowance may change as well. Receivables acquired after 2017, are accounted for using fair value and will have no allowance for finance credit losses in accordance with the fair value method of accounting for finance receivables.

Broad economic factors such as recession and significant changes in unemployment levels influence the credit performance of our portfolio, as does the weighted average age of the receivables at any given time. Our internal credit performance data consistently show that new receivables have lower levels of delinquency and losses early in their lives, with delinquencies increasing throughout their lives and incremental losses gradually increasing to a peak around 18 months, after which they gradually decrease.

The credit performance of our portfolio is also significantly influenced by our underwriting guidelines and credit criteria we use when evaluating contracts for purchase from dealers. We regularly evaluate our portfolio credit performance and modify our purchase criteria to maximize the credit performance of our portfolio, while maintaining competitive programs and levels of service for our dealers.

We generally do not lower the contractual interest rate or waive or forgive principal when our borrowers incur financial difficulty on either a temporary or permanent basis. An exception to this policy is when a court order mandates the terms of the contract to be modified, such as in a Chapter 13 bankruptcy proceeding. In such cases, which represent an immaterial portion of our portfolio of finance receivables, we have estimated the amount of impairment that results from such modification and established an appropriate allowance within our Allowance for Finance Credit Losses.

Effective January 1, 2020, the Company adopted Accounting Standards Codification ("ASC") 326, which changes the criteria under which credit losses on financial instruments (such as the Company's finance receivables) are measured. ASC 326 introduced a new credit reserving model known as the Current Expected Credit Loss ("CECL") model, which replaces the incurred loss impairment methodology previously used under U.S. GAAP with a methodology that records currently the expected lifetime credit losses on financial instruments. The adoption of CECL required that we establish an allowance for the remaining expected lifetime credit losses on the portion of the Company's receivable portfolio for which the Company was not already using fair value accounting. We refer to that portion, which is those receivables that were originated prior to January 2018, as our "legacy portfolio". To comply with CECL, the Company recorded an addition to its allowance for finance credit losses of $127.0 million.

Term Securitizations

Our term securitization structure has generally been as follows:

We sell automobile contracts we acquire to a wholly-owned special purpose subsidiary, which has been established for the limited purpose of buying and reselling our automobile contracts. The special-purpose subsidiary then transfers the same automobile contracts to another entity, typically a statutory trust. The trust issues interest-bearing asset-backed securities, in a principal amount equal to or less than the aggregate principal balance of the automobile contracts. We typically sell these automobile contracts to the trust at face value and without recourse, except that representations and warranties similar to those provided by the dealer to us are provided by us to the trust. One or more investors purchase the asset-backed securities issued by the trust; the proceeds from the sale of the asset-backed securities are then used to purchase the automobile contracts from us. We may retain or sell subordinated asset-backed securities issued by the trust or by a related entity.

We structure our securitizations to include internal credit enhancement for the benefit the investors (i) in the form of an initial cash deposit to an account ("spread account") held by the trust, (ii) in the form of overcollateralization of the senior asset-backed securities, where the principal balance of the senior asset-backed securities issued is less than the principal balance of the automobile contracts, (iii) in the form of subordinated asset-backed securities, or (iv) some combination of such internal credit enhancements. The agreements governing the securitization transactions require that the initial level of internal credit enhancement be supplemented by a portion of collections from the automobile contracts until the level of internal credit enhancement reaches specified levels, which are then maintained. The specified levels are generally computed as a percentage of the principal amount remaining unpaid under the related automobile contracts. The specified levels at which the internal credit enhancement is to be maintained will vary depending on the performance of the portfolios of automobile contracts held by the trusts and on other conditions, and may also be varied by agreement among us, our special purpose subsidiary, the insurance company, if any, and the trustee. Such levels have increased and decreased from time to time based on performance of the various portfolios, and have also varied from one transaction to another. The agreements governing the securitizations generally grant us the option to repurchase the sold automobile contracts from the trust when the aggregate outstanding balance of the automobile contracts has amortized to a specified percentage of the initial aggregate balance.

Upon each transfer of automobile contracts in a transaction structured as a secured financing for financial accounting purposes, we retain on our consolidated balance sheet the related automobile contracts as assets and record the asset-backed notes or loans issued in the transaction as indebtedness.

We receive periodic base servicing fees for the servicing and collection of the automobile contracts. Under our securitization structures treated as secured financings for financial accounting purposes, such servicing fees are included in interest income from the automobile contracts. In addition, we are entitled to the cash flows from the trusts that represent collections on the automobile contracts in excess of the amounts required to pay principal and interest on the asset-backed securities, base servicing fees, and certain other fees and expenses (such as trustee and custodial fees). Required principal payments on the asset-backed notes are generally defined as the payments sufficient to keep the principal balance of such notes equal to the aggregate principal balance of the related automobile contracts (excluding those automobile contracts that have been charged off), or a pre-determined percentage of such balance. Where that percentage is less than 100%, the related securitization agreements require accelerated payment of principal until the principal balance of the asset-backed securities is reduced to the specified percentage. Such accelerated principal payment is said to create overcollateralization of the asset-backed notes.

If the amount of cash required for payment of fees, expenses, interest and principal on the senior asset-backed notes exceeds the amount collected during the collection period, the shortfall is withdrawn from the spread account, if any. If the cash collected during the period exceeds the amount necessary for the above allocations plus required principal payments on the subordinated asset-backed notes, and there is no shortfall in the related spread account or the required overcollateralization level, the excess is released to us. If the spread account and overcollateralization is not at the required level, then the excess cash collected is retained in the trust until the specified level is achieved. Although spread account balances are held by the trusts on behalf of our special-purpose subsidiaries as the owner of the residual interests (in the case of securitization transactions structured as sales for financial accounting purposes) or the trusts (in the case of securitization transactions structured as secured financings for financial accounting purposes), we are restricted in use of the cash in the spread accounts. Cash held in the various spread accounts is invested in high quality, liquid investment securities, as specified in the securitization agreements. The interest rate payable on the automobile contracts is significantly greater than the interest rate on the asset-backed notes. As a result, the residual interests described above historically have been a significant asset of ours.

In all of our term securitizations and warehouse credit facilities, whether treated as secured financings or as sales, we have sold the automobile contracts (through a subsidiary) to the securitization entity. The difference between the two structures is that in securitizations that are treated as secured financings we report the assets and liabilities of the securitization trust on our consolidated balance sheet. Under both structures, recourse to us by holders of the asset-backed securities and by the trust, for failure of the automobile contract obligors to make payments on a timely basis, is limited to the automobile contracts included in the securitizations or warehouse credit facilities, the spread accounts and our retained interests in the respective trusts.

Accrual for Contingent Liabilities

We are routinely involved in various legal proceedings resulting from our consumer finance activities and practices, both continuing and discontinued. Our legal counsel has advised us on such matters where, based on information available at the time of this report, there is an indication that it is both probable that a liability has been incurred and the amount of the loss can be reasonably determined.

We have recorded a liability as of December 31, 2022, which represents our best estimate of probable incurred losses for legal contingencies at that date. The amount of losses that may ultimately be incurred cannot be estimated with certainty. However, based on such information as is available to us, we believe that the range of reasonably possible losses for the legal proceedings and contingencies described or referenced above, as of December 31, 2022, and in excess of the liability we have recorded, does not exceed $11.2 million.

Accordingly, we believe that the ultimate resolution of such legal proceedings and contingencies, after taking into account our current litigation reserves, should not have a material adverse effect on our consolidated financial condition. We note, however, that in light of the uncertainties inherent in contested proceedings, there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves we have accrued; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending on, among other factors, the size of the loss or liability imposed and the level of our income for that period.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A valuation allowance is recognized for a deferred tax asset if, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. In making such judgements, significant weight is given to evidence that can be objectively verified.

In determining the possible future realization of deferred tax assets, we have considered future taxable income from the following sources: (a) reversal of taxable temporary differences; and (b) forecasted future net earnings from operations. Based upon those considerations, we have concluded that it is more likely than not that the U.S. and state net operating loss carryforward periods provide enough time to utilize the deferred tax assets pertaining to the existing net operating loss carryforwards and any net operating loss that would be created by the reversal of the future net deductions which have not yet been taken on a tax return. Our estimates of taxable income are forward-looking statements, and there can be no assurance that our estimates of such taxable income will be correct. Factors discussed under "Risk Factors," and in particular under the subheading "Risk Factors -- Forward-Looking Statements" may affect whether such projections prove to be correct.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheets.

Uncertainty of Capital Markets and General Economic Conditions

We depend upon the availability of warehouse credit facilities and access to long-term financing through the issuance of asset-backed securities collateralized by our automobile contracts. Since 1994, we have completed 95 term securitizations of approximately $17.7 billion in contracts. We generally conduct our securitizations on a quarterly basis, near the beginning of each calendar quarter, resulting in four securitizations per calendar year. However, we completed only three securitizations in 2020. In April 2020 we postponed our planned securitization due to the onset of the pandemic and the effective closure of the capital markets in which our securitizations are executed. Subsequently, we successfully completed securitizations in June and September 2020 and four securitizations in each of 2021 and 2022.

Financial Covenants

Certain of our securitization transactions and our warehouse credit facilities contain various financial covenants requiring certain minimum financial ratios and results. Such covenants include maintaining minimum levels of liquidity and net worth and not exceeding maximum leverage levels. In addition, certain securitization and non-securitization related debt contain cross-default provisions that would allow certain creditors to declare a default if a default occurred under a different facility. As of December 31, 2022 we were in compliance with all such financial covenants.

Results of Operations

Comparison of Operating Results for the year ended December 31, 2022 with the year ended December 31, 2021

Revenues. During the year ended December 31, 2022, our revenues were $329.7 million, an increase of $61.9 million, or 23.1%, from the prior year revenues of $267.8 million. The primary reason for the increase in revenues is the increase in interest income resulting from the increase in the average outstanding balance of finance receivables measured at fair value. In addition, mark ups to the finance receivables measured at fair value also contributed to the increase in revenues during the year. Revenues for the year ended December 31, 2022 include a $15.3 million mark up to the recorded value of the finance receivables measured at fair value. The marks are estimates based on our evaluation of the appropriate fair value and future earnings rate of existing receivables compared to recently acquired receivables and increases or decreases in our estimates of future net losses.

Results for the nine-month period ended September 30, 2022 included the $15.3 million mark to the carrying value of the portion of the receivables portfolio accounted for at fair value. The mark-up was the result of lower than expected losses during the period as our previous estimates for higher losses due to the pandemic had not materialized. In the fourth quarter of 2022, our re-evaluation of the fair values of these receivables resulted in a positive mark for certain older receivables and a negative mark to the fair values of newer receivables that largely offset each other. As a result, on a net basis, no mark was taken in the fourth quarter of 2022. Revenues for the prior year period include a $4.4 million mark down to the fair value portfolio.

Revenues for the year ended December 31, 2021 include a $4.4 million mark down to the fair value portfolio.

Interest income for the year ended December 31, 2022 increased $39.0 million, or 14.6%, to $305.2 million from $266.2 million in the prior year. The primary reason for the increase in interest income is the 32.5% increase in the average balance of finance receivables measured at fair value over the prior year period. The table below shows the outstanding and average balances of our portfolio held by consolidated subsidiaries for the years ended December 31, 2022 and 2021:

	Year Ended December 31,					
	2022			**2021**		
			(Dollars in thousands)			
	Average Balance	**Interest**	**Interest Yield**	**Average Balance**	**Interest**	**Interest Yield**
Interest Earning Assets						
Finance receivables	$ 150,919	$ 36,616	24.3%	$ 345,021	$ 69,805	20.2%
Finance receivables measured at fair value	2,388,191	268,621	11.2%	1,802,590	196,461	10.9%
Total	$ 2,539,110	$ 305,237	12.0%	$ 2,147,611	$ 266,266	12.4%

Other income was $9.2 million for the year ended December 31, 2022 compared to $6.0 million for the year ended December 31, 2021. This 54.1% increase was primarily driven by the increase in origination and servicing fees we earned from third party receivables that we began originating in May 2021. These fees were $6.8 million for the year ended December 31, 2022 and $1.3 million in the prior year period.

Expenses. Our operating expenses consist largely of interest expense, provision for credit losses, employee costs, sales and general and administrative expenses. Provision for credit losses is affected by the balance and credit performance of our portfolio of finance receivables (other than our portfolio of finance receivables measured at fair value, as to which expected credit losses have the effect of reducing the interest rate applicable to such receivables). Interest expense is significantly affected by the volume of automobile contracts we purchased during the trailing 12-month period and the use of our warehouse facilities and asset-backed securitizations to finance those contracts. Employee costs and general and administrative expenses are incurred as applications and automobile contracts are received, processed and serviced. Factors that affect margins and net income include changes in the automobile and automobile finance market environments, and macroeconomic factors such as interest rates and changes in the unemployment level.

Employee costs include base salaries, commissions and bonuses paid to employees, and certain expenses related to the accounting treatment of outstanding stock options, and are one of our most significant operating expenses. These costs (other than those relating to stock options) generally fluctuate with the level of applications and automobile contracts processed and serviced.

Other operating expenses consist largely of facilities expenses, telephone and other communication services, credit services, computer services, sales and advertising expenses, and depreciation and amortization.

Total operating expenses were $213.5 million for the year ended December 31, 2021, compared to $202.1 million for the prior year, an increase of $11.5 million, or 5.7%. The increase is primarily due to increases in interest expense, sales expense, employee costs and general and administrative expenses. Reductions in provisions for credit losses offset some of the increase in operating expenses.

Employee costs increased by $3.7 million or 4.7%, to $84.3 million during the year ended December 31, 2022, representing 39.5% of total operating expenses. Employee costs were $80.5 million in the prior year, or 39.9% of total operating expenses.

The table below summarizes our employees by category as well as contract purchases and units in our managed portfolio as of, and for the years ended, December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	Amount	Amount
	($ in millions)	
Contracts purchased (dollars)	$ 1,854.4	$ 1,146.3
Contracts purchased (units)	81,935	54,317
Managed portfolio outstanding (dollars)	$ 2,795.4	$ 2,249.1
Managed portfolio outstanding (units)	180,795	156,280
Number of Originations staff	182	170
Number of Sales staff	107	105
Number of Servicing staff	407	388
Number of other staff	88	76
Total number of employees	784	739

General and administrative expenses include costs associated with purchasing and servicing our portfolio of finance receivables, including expenses for facilities, credit services, and telecommunications. General and administrative expenses were $37.6 million, an increase of $3.0 million, or 8.7%, compared to the previous year and represented 17.6% of total operating expenses.

Interest expense for the year ended December 31, 2022 increased by $12.3 million to $87.5 million, or 16.3%, compared to $75.2 million in the previous year. Interest expense represented 41.0% of total operating expenses in 2022. The primary reason for the increase in interest expense is the increase in interest expense on our warehouse lines of credit and securitization trust debt.

Interest on securitization trust debt increased by $6.2 million, or 9.7%, for the year ended December 31, 2022 compared to the prior year. The average balance of securitization trust debt increased 11.0% to $2,020.0 million for the year ended December 31, 2022 compared to $1,819.9 million for the year ended December 31, 2021. The blended interest rates on new term securitizations have increased in 2022 after decreasing in 2021. For any particular quarterly securitization transaction, the blended cost of funds is ultimately the result of many factors including the market interest rates for benchmark swaps of various maturities against which our bonds are priced and the margin over those benchmarks that investors are willing to accept, which in turn, is influenced by investor demand for our bonds at the time of the securitization. These and other factors have resulted in fluctuations in our securitization trust debt interest costs. The blended interest rates of our recent securitizations are summarized in the table below:

Blended Cost of Funds on Recent Asset-Backed Term Securitizations

Period	Blended Cost of Funds
January 2019	4.22%
April 2019	3.95%
July 2019	3.36%
October 2019	2.95%
January 2020	3.08%
June 2020	4.09%
September 2020	2.39%
January 2021	1.11%
April 2021	1.65%
July 2021	1.55%
October 2021	2.09%
January 2022	2.54%
April 2022	4.83%
July 2022	6.02%
October 2022	8.48%

The annualized average rate on our securitization trust debt was 3.5% for the years ended December 31, 2022 and 2021. The annualized average rate is influenced by the manner in which the underlying securitization trust bonds are repaid. The rate tends to increase over time on any particular securitization since the structures of our securitization trusts generally provide for sequential repayment of the shorter term, lower interest rate bonds before the longer term, higher interest rate bonds.

Interest expense on warehouse lines of credit was $10.3 million for the year ended December 31, 2022 compared to $4.4 million in the prior year. Lower rates were offset by higher utilization of our credit lines during the year compared to last year. The average balance of our warehouse debt was $130.1 million during 2022 compared to $51.3 million in 2021.

Interest expense on residual interest financing was $4.2 million in the year ended December 31, 2022 compared to $3.8 million in the prior year as the average balance has increased.

Interest expense on our subordinated renewable notes decreased by $297,000, or 11.3%, for the year ended December 31, 2022 compared to the prior year. The average balance of the notes increased from $25.3 million in the prior year to $26.8 million for the year ended December 31, 2022. The average interest rate on our subordinated notes decreased to 8.7% for the year ended December 31, 2022 from 10.5% for the year ended December 31, 2021.

The following table presents the components of interest income and interest expense and a net interest yield analysis for the years ended December 31, 2022 and 2021:

	Year Ended December 31,					
	2022			2021		
	(Dollars in thousands)					
	Average Balance (1)	Interest	Annualized Average Yield/Rate	Average Balance (1)	Interest	Annualized Average Yield/Rate
Interest Earning Assets						
Finance receivables gross (2)	$ 150,919	$ 36,616	24.3%	$ 345,021	$ 69,805	20.2%
Finance receivables at fair value	2,388,191	268,621	11.2%	1,802,590	196,461	10.9%
	2,539,110	305,237	12.0%	2,147,611	266,266	12.4%
Interest Bearing Liabilities						
Warehouse lines of credit	$ 130,122	10,311	7.9%	$ 51,313	4,448	8.7%
Residual interest financing	50,488	4,243	8.4%	42,692	3,763	8.8%
Securitization trust debt	2,020,036	70,626	3.5%	1,819,914	64,387	3.5%
Subordinated renewable notes	26,806	2,344	8.7%	25,270	2,641	10.5%
	$ 2,227,452	87,524	3.9%	$ 1,939,189	75,239	3.9%
Net interest income/spread		$ 217,713			$ 191,027	
Net interest margin (3)			8.6%			8.9%
Ratio of average interest earning assets to average interest bearing liabilities	114%			111%		

(1) Average balances are based on month end balances except for warehouse lines of credit, which are based on daily balances.
(2) Net of deferred fees and direct costs.
(3) Net interest income divided by average interest earning assets.

	Year Ended December 31, 2022 Compared to December 31, 2021		
	Total Change	Change Due to Volume	Change Due to Rate
	(In thousands)		
Interest Earning Assets			
Finance receivables gross	$ (33,189)	$ (39,271)	$ 6,082
Finance receivables at fair value	72,160	63,824	8,336
	38,971	24,553	14,418
Interest Bearing Liabilities			
Warehouse lines of credit	5,863	6,831	(968)
Residual interest financing	480	687	(207)
Securitization trust debt	6,239	7,080	(841)
Subordinated renewable notes	(297)	161	(458)
	12,285	14,759	(2,474)
Net interest income/spread	$ 26,686	$ 9,794	$ 16,892

The annualized yield on our finance receivables was 12.0% for 2022 compared to 12.4% in 2021. The interest yield on receivables measured at fair value is reduced to take account of expected losses and is therefore less than the yield on other finance receivables. The average balance of these fair value receivables was $2,388.2 million for the year ended December 31, 2022 compared to $1,802.6 million in the prior year period.

Effective January 1, 2020, the Company adopted *Accounting Standards Codification Topic 326 - Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments.* The amendment introduces a new credit reserving model known as the Current Expected Credit Loss model, generally referred to as CECL. Adoption of CECL required the establishment of an allowance for the remaining expected lifetime credit losses on the portion of the Company's receivable portfolio that was originated prior to January 2018. To comply with CECL, the Company recorded an addition to its allowance for finance credit losses of $127.0 million. In accordance with the rules for adopting CECL, the offset to the addition to the allowance for finance credit losses was a tax affected reduction to retained earnings using the modified retrospective method.

For the year ended December 31, 2022, we recorded a reduction to provision for credit losses on finance receivables in the amount of $28.1 million compared to $14.6 million in 2021. The reserve decreases were primarily due to improved credit performance for these receivables. The allowance applies only to our finance receivables originated through December 2017, which we refer to as our legacy portfolio. Finance receivables that we have originated since January 2018 are accounted for at fair value. Under the fair value method of accounting, we recognize interest income net of expected credit losses. Thus, no provision for credit loss expense is recorded for finance receivables measured at fair value.

Sales expense consists primarily of commission-based compensation paid to our employee sales representatives. Our sales representatives earn a salary plus commissions based on volume of contract purchases and sales of ancillary products and services that we offer our dealers. Sales expense increased by $6.2 million to $23.0 million during the year ended December 31, 2022 and represented 10.8% of total operating expenses. We purchased $1,854.4 million of new contracts during the year ended December 31, 2022 compared to $1,146.3 million in the prior year period.

Occupancy expenses decreased by $180,000 or 2.3%, to $7.5 million compared to $7.7 million in the previous year and represented 3.5% of total operating expenses.

Depreciation and amortization expenses decreased by $57,000 or 3.4%, to $1.6 million compared to $1.7 million in the previous year and represented 0.8% of total operating expenses.

For the year ended December 31, 2022, we recorded income tax expense of $30.2 million, representing a 26% effective tax rate. In the prior period, our income tax expense was $18.2 million, representing a 28% effective tax rate.

Comparison of Operating Results for the year ended December 31, 2021 with the year ended December 31, 2020

Revenues. During the year ended December 31, 2021, our revenues were $267.8 million, a decrease of $3.4 million, or 1.2%, from the prior year revenues of $271.2 million. The primary reason for the decrease in revenues is a decrease in interest income. Interest income for the year ended December 31, 2021 decreased $28.7 million, or 9.7%, to $266.3 million from $295.0 million in the prior year. The primary reason for the decrease in interest income is the continued runoff of our legacy portfolio of finance receivables originated prior to January 2018, which accrued interest at an average of 20.2%, which is offset only in part by the increase in our portfolio of receivables measured at fair value, which are those originated since January 2018. The interest yield on receivables measured at fair value is reduced to take account of expected losses and is therefore less than the yield on other finance receivables. The table below shows the outstanding and average balances of our portfolio held by consolidated subsidiaries for the year months ended December 31, 2021 and 2020:

	Year Ended December 31,					
	2021			2020		
	(Dollars in thousands)					
	Average Balance	Interest	Interest Yield	Average Balance	Interest	Interest Yield
Interest Earning Assets						
Finance receivables	$ 345,021	$ 69,805	20.2%	$ 684,259	$ 126,716	18.5%
Finance receivables measured at fair value	1,802,590	196,461	10.9%	1,631,491	168,266	10.3%
Total	$ 2,147,611	$ 266,266	12.4%	$ 2,315,750	$ 294,982	12.7%

Revenues for the year ended December 31, 2021 and 2020 are net of mark downs of $4.4 million and $29.5 million, respectively, to the recorded value of the finance receivables measured at fair value. The mark down is an estimate based on our evaluation of the appropriate fair value and future earnings rate of existing receivables compared to recently acquired receivables and our assessment of potential additional future net losses arising from the pandemic.

Other income was $6.0 million for the year ended December 31, 2021 compared to $5.7 million for the year ended December 31, 2020.

Expenses. Our operating expenses consist largely of interest expense, provision for credit losses, employee costs, sales and general and administrative expenses. Provision for credit losses is affected by the balance and credit performance of our portfolio of finance receivables (other than our portfolio of finance receivables measured at fair value, as to which expected credit losses have the effect of reducing the interest rate applicable to such receivables). Interest expense is significantly affected by the volume of automobile contracts we purchased during the trailing 12-month period and the use of our warehouse facilities and asset-backed securitizations to finance those contracts. Employee costs and general and administrative expenses are incurred as applications and automobile contracts are received, processed and serviced. Factors that affect margins and net income include changes in the automobile and automobile finance market environments, and macroeconomic factors such as interest rates and changes in the unemployment level.

Employee costs include base salaries, commissions and bonuses paid to employees, and certain expenses related to the accounting treatment of outstanding stock options, and are one of our most significant operating expenses. These costs (other than those relating to stock options) generally fluctuate with the level of applications and automobile contracts processed and serviced.

Other operating expenses consist largely of facilities expenses, telephone and other communication services, credit services, computer services, sales and advertising expenses, and depreciation and amortization.

Total operating expenses were $202.1 million for the year ended December 31, 2021, compared to $251.0 million for the prior year, a decrease of $49.0 million, or 19.5%. The decrease is primarily due to a decreases in interest expense and provisions for credit losses.

Employee costs increased by $336,000 or 0.4%, to $80.5 million during the year ended December 31, 2021, representing 39.9% of total operating expenses, from $80.2 million for the prior year, or 31.9% of total operating expenses. Employee costs for 2021 include approximately $8.0 million for the establishment of a bonus pool for a segment of employees we classify as Managers.

The table below summarizes our employees by category as well as contract purchases and units in our managed portfolio as of, and for the years ended, December 31, 2021 and 2020:

		December 31, 2021		December 31, 2020
		Amount		Amount
		($ in millions)		
Contracts purchased (dollars)	$	1,146.3	$	742.6
Contracts purchased (units)		54,317		39,887
Managed portfolio outstanding (dollars)	$	2,249.1	$	2,175.0
Managed portfolio outstanding (units)		156,280		163,177
Number of Originations staff		170		157
Number of Marketing staff		105		96
Number of Servicing staff		388		460
Number of other staff		76		74
Total number of employees		739		787

General and administrative expenses include costs associated with purchasing and servicing our portfolio of finance receivables, including expenses for facilities, credit services, and telecommunications. General and administrative expenses were $34.6 million, an increase of $2.6 million, or 8.2%, compared to the previous year and represented 17.1% of total operating expenses.

Interest expense for the year ended December 31, 2021 decreased by $26.1 million to $75.2 million, or 25.8%, compared to $101.3 million in the previous year. Interest expense represented 37.2% of total operating expenses in 2021. The primary reason for the decrease in interest expense is the decrease in securitization trust debt interest.

Interest on securitization trust debt decreased by $23.6 million, or 26.9%, for the year ended December 31, 2021 compared to the prior year. The average balance of securitization trust debt decreased 9.8% to $1,819.9 million for the year ended December 31, 2021 compared to $2,017.2 million for the year ended December 31, 2020. The blended interest rates on new term securitizations have generally decreased since 2019 and have stayed relatively low in 2021 despite trending upward throughout the year. For any particular quarterly securitization transaction, the blended cost of funds is ultimately the result of many factors including the market interest rates for benchmark swaps of various maturities against which our bonds are priced and the margin over those benchmarks that investors are willing to accept, which in turn, is influenced by investor demand for our bonds at the time of the securitization. These and other factors have resulted in fluctuations in our securitization trust debt interest costs. The blended interest rates of our recent securitizations are summarized in the table below:

Blended Cost of Funds on Recent Asset-Backed Term Securitizations

Period	Blended Cost of Funds
January 2018	3.46%
April 2018	3.98%
July 2018	4.18%
October 2018	4.25%
January 2019	4.22%
April 2019	3.95%
July 2019	3.36%
October 2019	2.95%
January 2020	3.08%
June 2020	4.09%
September 2020	2.39%
January 2021	1.11%
April 2021	1.65%
July 2021	1.55%
October 2021	2.09%

The annualized average rate on our securitization trust debt was 3.5% for the year ended December 31, 2021 compared with 4.4% for 2020. The annualized average rate is influenced by the manner in which the underlying securitization trust bonds are repaid. The rate tends to increase over time on any particular securitization since the structures of our securitization trusts generally provide for sequential repayment of the shorter term, lower interest rate bonds before the longer term, higher interest rate bonds.

Interest expense on warehouse lines of credit decreased by $3.2 million, or 42.1% for the year ended December 31, 2021 compared to the prior year. The decrease was primarily due to the lower utilization of our credit lines during the year. The average balance of our warehouse debt was $51.3 million during 2021 compared to $92.5 million in 2020.

Interest expense on residual interest financing was $3.8 million in the year ended December 31, 2021 compared to $3.5 million in the prior year as the average balance has increased.

Interest expense on our subordinated renewable notes increased by $466,000, or 21.4%, for the year ended December 31, 2021 compared to the prior year. The average balance of the notes increased from $19.3 million in the prior year to $25.3 million for the year ended December 31, 2021. The average interest rate on our subordinated notes decreased to 10.5% for the year ended December 31, 2021 from 11.2% for the year ended December 31, 2020.

The following table presents the components of interest income and interest expense and a net interest yield analysis for the years ended December 31, 2021 and 2020:

	Year Ended December 31,					
	2021			2020		
	(Dollars in thousands)					
	Average Balance (1)	Interest	Annualized Average Yield/Rate	Average Balance (1)	Interest	Annualized Average Yield/Rate
Interest Earning Assets						
Finance receivables gross (2)	$ 345,021	$ 69,805	20.2%	$ 684,259	$ 126,716	18.5%
Finance receivables at fair value	1,802,590	196,461	10.9%	1,631,491	168,266	10.3%
	2,147,611	266,266	12.4%	2,315,750	294,982	12.7%
Interest Bearing Liabilities						
Warehouse lines of credit	$ 51,313	4,448	8.7%	$ 92,481	7,678	8.3%
Residual interest financing	42,692	3,763	8.8%	34,906	3,454	9.9%
Securitization trust debt	1,819,914	64,387	3.5%	2,017,152	88,031	4.4%
Subordinated renewable notes	25,270	2,641	10.5%	19,340	2,175	11.2%
	$1,939,189	75,239	3.9%	$2,163,879	101,338	4.7%
Net interest income/spread		$ 191,027			$ 193,644	
Net interest margin (3)			8.9%			8.4%
Ratio of average interest earning assets to average interest bearing liabilities	111%			107%		

(1) Average balances are based on month end balances except for warehouse lines of credit, which are based on daily balances.
(2) Net of deferred fees and direct costs.
(3) Net interest income divided by average interest earning assets.

	Year Ended December 31, 2021 Compared to December 31, 2020		
	Total Change	Change Due to Volume	Change Due to Rate
		(In thousands)	
Interest Earning Assets			
Finance receivables gross	$ (56,911)	$ (62,823)	$ 5,912
Finance receivables at fair value	28,195	17,647	10,548
	(28,716)	(45,176)	16,460
Interest Bearing Liabilities			
Warehouse lines of credit	(3,230)	(3,418)	188
Residual interest financing	309	770	(461)
Securitization trust debt	(23,644)	(8,608)	(15,036)
Subordinated renewable notes	466	667	(201)
	(26,099)	(10,589)	(15,510)
Net interest income/spread	$ (2,617)	$ (34,587)	$ 31,970

The reduction in the annualized yield on our finance receivables for the year ended December 31, 2021 compared to the prior year period is the result of the lower interest yield on the receivables measured at fair value. The interest yield on receivables measured at fair value is reduced to take account of expected losses and is therefore less than the yield on other finance receivables. The average balance of these receivables was $1,802.6 million for the twelve months ended December 31, 2021 compared to $1,631.5 million in the prior year period.

Effective January 1, 2020, the Company adopted *Accounting Standards Codification Topic 326 - Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments.* The amendment introduces a new credit reserving model known as the Current Expected Credit Loss model, generally referred to as CECL. Adoption of CECL required the establishment of an allowance for the remaining expected lifetime credit losses on the portion of the Company's receivable portfolio that was originated prior to January 2018. To comply with CECL, the Company recorded an addition to its allowance for finance credit losses of $127.0 million. In accordance with the rules for adopting CECL, the offset to the addition to the allowance for finance credit losses was a tax affected reduction to retained earnings using the modified retrospective method.

For the year ended December 31, 2021, we recorded a reduction to provision for credit losses on finance receivables in the amount of $14.6 million. The reserve decrease was primarily due to a decrease in lifetime expected credit losses resulting from improved credit performance. In the prior year period, we recorded an increase to provision for credit losses for $14.1 million. That provision represented our estimate in 2020 of additional forecasted losses that might be incurred as a result of the pandemic on our portfolio of finance receivables. Such losses were not considered in our initial estimate of remaining lifetime losses that we recorded upon our adoption of CECL in January 2020.

The allowance applies only to our finance receivables originated through December 2017, which we refer to as our legacy portfolio. Finance receivables that we have originated since January 2018 are accounted for at fair value. Under the fair value method of accounting, we recognize interest income net of expected credit losses. Thus, no provision for credit loss expense is recorded for finance receivables measured at fair value.

Sales expense consists primarily of commission-based compensation paid to our employee sales representatives. Our sales representatives earn a salary plus commissions based on volume of contract purchases and sales of ancillary products and services that we offer our dealers, such as training programs, internet lead sales, and direct mail products. Sales expense increased by $2.7 million to $16.9 million during the year ended December 31, 2021 and represented 8.4% of total operating expenses. We purchased $1,146.3 million of new contracts during the year ended December 31, 2021 compared to $742.6 million in the prior year period. In our second quarter of 2020, we experienced a significant reduction in contract purchases due to the pandemic and partial shutdown of the economy. Since then, our contract purchase volumes have gradually increased to pre-pandemic levels.

Occupancy expenses increased by $294,000 or 4.0%, to $7.7 million compared to $7.4 million in the previous year and represented 3.8% of total operating expenses.

Depreciation and amortization expenses decreased by $109,000 or 6.1%, to $1.7 million compared to $1.8 million in the previous year and represented 0.8% of total operating expenses.

Income tax expense was $18.2 million in 2021 compared to an income tax benefit of $1.6 million for 2020. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security ("CARES") Act was passed into law, providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carry back net operating losses ("NOLs") arising from 2018, 2019 and 2020 to the prior five tax years. The Company has previously valued its NOLs at the federal corporate income tax rate of 21%. However, the CARES Act provides for NOL carryback claims to be calculated based on a rate of 35%, which was the federal corporate tax rate in effect for the carryback years. The result of the revaluation of NOLs and other tax adjustments is a net tax benefit of $680,000 and $8.8 million for 2021 and 2020, respectively. Excluding the tax benefit, income tax expense for 2021 would have been $18.9 million, representing an effective income tax rate of 29%. For 2020, income tax expense would have been $7.2 million for an effective tax rate of 36%.

Liquidity and Capital Resources

Liquidity

Our business requires substantial cash to support our purchases of automobile contracts and other operating activities. Our primary sources of cash have been cash flows from the proceeds from term securitization transactions and other sales of automobile contracts, amounts borrowed under various revolving credit facilities (also sometimes known as warehouse credit facilities), customer payments of principal and interest on finance receivables, fees for origination of automobile contracts, and releases of cash from securitization transactions and their related spread accounts. Our primary uses of cash have been the purchases of automobile contracts, repayment of amounts borrowed under lines of credit, securitization transactions and otherwise, operating expenses such as employee, interest, occupancy expenses and other general and administrative expenses, the establishment of spread accounts and initial overcollateralization, if any, the increase of credit enhancement to required levels in securitization transactions, and income taxes. There can be no assurance that internally generated cash will be sufficient to meet our cash demands. The sufficiency of internally generated cash will depend on the performance of securitized pools (which determines the level of releases from those pools and their related spread accounts), the rate of expansion or contraction in our managed portfolio, and the terms upon which we are able to acquire and borrow against automobile contracts.

Net cash provided by operating activities for the years ended December 31, 2022, 2021 and 2020 was $215.9 million, $198.2 million and $238.8 million, respectively. Net cash from operating activities is generally provided by net income from operations adjusted for significant non-cash items such as our provision for credit losses and interest accretion on fair value receivables.

Net cash used in investing activities for the year ended December 31, 2022 and 2021 was $713.9 million and $115.4 million, respectively. This compares to net cash provided by investing activities of $93.0 million for the year ended December 31, 2020. Cash used in investing activities generally relates to purchases of automobile contracts. Purchases of finance receivables were $1,673.2 million (includes acquisition fees paid), $1,107.5 million and $739.7 million in 2022, 2021 and 2020, respectively. Cash provided by investing activities primarily results from principal payments and other proceeds received on finance receivables.

Net cash provided by financing activities were $484.2 million in 2022. Net cash used in financing activities for the year ended December 31, 2021 and 2020 was $50.4 million and $328.5 million, respectively. Cash used or provided by financing activities is primarily related to the issuance of securitization trust debt, reduced by the amount of repayment of securitization trust debt and net proceeds or repayments on our warehouse lines of credit and other debt. We issued $1,411.0 million in new securitization trust debt in 2022 compared to $1,110.7 million in 2021 and $714.5 million in 2020. Repayments of securitization debt were $1,060.1 million, $1,153.1 million and $1,010.0 million in 2022, 2021 and 2020, respectively.

We purchase automobile contracts from dealers for a cash price approximately equal to their principal amount, adjusted for an acquisition fee which may either increase or decrease the automobile contract purchase price. Those automobile contracts generate cash flow, however, over a period of years. We have been dependent on warehouse credit facilities to purchase automobile contracts and our securitization transactions for long term financing of our contracts. In addition, we have accessed other sources, such as residual financings and subordinated debt in order to finance our continuing operations.

The acquisition of automobile contracts for subsequent financing in securitization transactions, and the need to fund spread accounts and initial overcollateralization, if any, and increase credit enhancement levels when those transactions take place, results in a continuing need for capital. The amount of capital required is most heavily dependent on the rate of our automobile contract purchases, the required level of initial credit enhancement in securitizations, and the extent to which the previously established trusts and their related spread accounts either release cash to us or capture cash from collections on securitized automobile contracts. Of those, the factor most subject to our control is the rate at which we purchase automobile contracts.

We are and may in the future be limited in our ability to purchase automobile contracts due to limits on our capital. As of December 31, 2022, we had unrestricted cash of $13.5 million and $114.7 million aggregate available borrowings under our two warehouse credit facilities (assuming the availability of sufficient eligible collateral). As of December 31, 2022, we had approximately $22.1 million of such eligible collateral. During 2022, we completed four securitizations aggregating $1,411.0 million of notes sold. In January 2023, we completed another securitization with $324.8 million of notes sold. Cash proceeds from this securitization were used to pay down the outstanding balance on our two warehouse credit facilities thus increasing the amounts available for borrowing under these facilities.

Our plans to manage our liquidity include maintaining our rate of automobile contract purchases at a level that matches our available capital, and, as appropriate, minimizing our operating costs. If we are unable to complete such securitizations, we may be unable to increase our rate of automobile contract purchases, in which case our interest income and other portfolio related income could decrease.

Our liquidity will also be affected by releases of cash from the trusts established with our securitizations. While the specific terms and mechanics of each spread account vary among transactions, our securitization agreements generally provide that we will receive excess cash flows, if any, only if the amount of credit enhancement has reached specified levels and the delinquency or net losses related to the automobile contracts in the pool are below certain predetermined levels. In the event delinquencies or net losses on the automobile contracts exceed such levels, the terms of the securitization may require increased credit enhancement to be accumulated for the particular pool. There can be no assurance that collections from the related trusts will continue to generate sufficient cash.

Our warehouse credit facilities contain various financial covenants requiring certain minimum financial ratios and results. Such covenants include maintaining minimum levels of liquidity and net worth and not exceeding maximum leverage levels. In addition, certain of our debt agreements other than our term securitizations contain cross-default provisions. Such cross-default provisions would allow the respective creditors to declare a default if an event of default occurred with respect to other indebtedness of ours, but only if such other event of default were to be accompanied by acceleration of such other indebtedness. As of December 31, 2022, we were in compliance with all such financial covenants.

We currently have and will continue to have a substantial amount of indebtedness. At December 31, 2022, we had approximately $2,469.0 million of debt outstanding. Such debt consisted primarily of $2,108.7 million of securitization trust debt, and also included $285.3 million of warehouse lines of credit, $49.6 million of residual interest financing debt and $25.3 million in subordinated renewable notes.

Although we believe we are able to service and repay our debt, there is no assurance that we will be able to do so. If our plans for future operations do not generate sufficient cash flows and earnings, our ability to make required payments on our debt would be impaired. If we fail to pay our indebtedness when due, it could have a material adverse effect on us and may require us to issue additional debt or equity securities.

Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2022 (dollars in thousands):

			Payment Due by Period (1)					
	Total		Less than 1 Year		2 to 3 Years		4 to 5 Years	More than 5 Years
Long Term Debt (2)	$	25,263	$	13,800	$ 5,944	$	4,101	$ 1,418
Operating and Finance Leases	$	8,558	$	4,524	$ 2,373	$	1,009	$ 652

(1) Securitization trust debt, in the aggregate amount of $2,108.7 million as of December 31, 2022, is omitted from this table because it becomes due as and when the related receivables balance is reduced by payments and charge-offs. Expected payments, which will depend on the performance of such receivables, as to which there can be no assurance, are $804.4 million in 2023, $578.9 million in 2024, $339.1 million in 2025, $202.3 million in 2026, $128.1 million in 2027, $55.3 million in 2028, and $0.6 million in 2029.

(2) Long-term debt represents subordinated renewable notes.

We anticipate repaying debt due in 2023 with a combination of cash flows from operations and the potential issuance of new debt.

Warehouse Credit Facilities

The terms on which credit has been available to us for purchase of automobile contracts have varied in recent years, as shown in the following summary of our warehouse credit facilities:

Facility Established in May 2012. On May 11, 2012, we entered into a $100 million one-year warehouse credit line with Citibank, N.A. The facility is structured to allow us to fund a portion of the purchase price of automobile contracts by borrowing from a credit facility to our consolidated subsidiary Page Eight Funding, LLC. The facility provides for effective advances up to 82.0% of eligible finance receivables. The Class A loans under the facility generally accrue interest during the revolving period at a per annum rate equal to one-month SOFR plus 3.00% per annum, with a minimum rate of 3.75% per annum and during the amortization period at a per annum rate equal to one-month SOFR plus 4.00% per annum, with a minimum rate of 4.75% per annum. The Class B loans under the facility generally accrue interest during the revolving period at a per annum rate equal to 8.50% per annum and during the amortization period at a per annum rate equal to 9.50% per annum. In July 2022, we renewed our two-year revolving credit agreement with Citibank, N.A., and doubled the capacity from $100 million to $200 million. This facility was amended to extend the revolving period to July 2024 and to include an amortization period through July 2025 for any receivables pledged to the facility at the end of the revolving period. At December 31, 2022 there was $150.3 million outstanding under this facility.

Facility Established in November 2015. On November 24, 2015, we entered into an additional $100 million one-year warehouse credit line with affiliates of Credit Suisse Group and Ares Management LP. The facility is structured to allow us to fund a portion of the purchase price of automobile contracts by borrowing from a credit facility to our consolidated subsidiary Page Nine Funding, LLC. The facility provides for effective advances up to 88.00% of eligible finance receivables. The loans under the facility accrue interest at a commercial paper rate plus 4.15% per annum, with a minimum rate of 5.15% per annum. On February 2, 2022, we renewed our two-year revolving credit agreement with Ares Agent Services, L.P. In June 2022, we increased the capacity of our credit agreement with Ares Agent Services, L.P. from $100 million to $200 million. This facility was amended to extend the revolving period to January 2024 followed by an amortization period through January 2028 for any receivables pledged to the facility at the end of the revolving period. At December 31, 2022 there was $137.6 million outstanding under this facility.

Capital Resources

Securitization trust debt is repaid from collections on the related receivables, and becomes due in accordance with its terms as the principal amount of the related receivables is reduced. Although the securitization trust debt also has alternative final maturity dates, those dates are significantly later than the dates at which repayment of the related receivables is anticipated, and at no time in our history have any of our sponsored asset-backed securities reached those alternative final maturities.

The acquisition of automobile contracts for subsequent transfer in securitization transactions, and the need to fund spread accounts and initial overcollateralization, if any, when those transactions take place, results in a continuing need for capital. The amount of capital required is most heavily dependent on the rate of our automobile contract purchases, the required level of initial credit enhancement in securitizations, and the extent to which the trusts and related spread accounts either release cash to us or capture cash from collections on securitized automobile contracts. We plan to adjust our levels of automobile contract purchases and the related capital requirements to match anticipated releases of cash from the trusts and related spread accounts.

Capitalization

Over the period from January 1, 2020 through December 31, 2022 we have managed our capitalization by issuing and refinancing debt as summarized in the following table:

		Year Ended December 31,				
		2022		2021		2020
		(Dollars in thousands)				
RESIDUAL INTEREST FINANCING:						
Beginning balance	$	53,682	$	25,426	$	39,478
Issuances		–		50,000		–
Payments		(4,311)		(21,265)		(14,424)
Capitalization of deferred financing costs		–		(755)		–
Amortization of deferred financing costs		252		276		372
Ending balance	$	49,623	$	53,682	$	25,426
SECURITIZATION TRUST DEBT:						
Beginning balance	$	1,759,972	$	1,803,673	$	2,097,728
Issuances		1,411,018		1,110,747		714,543
Payments		(1,060,052)		(1,153,114)		(1,009,988)
Capitalization of deferred financing costs		(8,681)		(7,058)		(4,862)
Amortization of deferred financing costs		6,487		5,724		6,252
Ending balance	$	2,108,744	$	1,759,972	$	1,803,673
SUBORDINATED RENEWABLE NOTES:						
Beginning balance	$	26,459	$	21,323	$	17,534
Issuances		4,004		12,298		6,750
Payments		(5,200)		(7,162)		(2,961)
Ending balance	$	25,263	$	26,459	$	21,323

Residual Interest Financing. On May 16, 2018, we completed a $40.0 million securitization of residual interests from previously issued securitizations. In this residual interest financing transaction, qualified institutional buyers purchased $40.0 million of asset-backed notes secured by residual interests in thirteen CPS securitizations consecutively conducted from September 2013 through December 2016, and an 80% interest in a CPS affiliate that owns the residual interests in the four CPS securitizations conducted in 2017.

The sold notes ("2018-1 Notes"), issued by CPS Auto Securitization Trust 2018-1, consist of a single class with a coupon of 8.595%. The notes were paid off in February 2022.

On June 30, 2021, we completed a $50 million securitization of residual interests from other previously issued securitizations. In this residual interest financing transaction, qualified institutional buyers purchased $50.0 million of asset-backed notes secured by residual interests in eleven CPS securitizations consecutively issued from January 2018 and September 2020. The sold notes ("2021-1 Notes"), issued by CPS Auto Securitization Trust 2021-1, consist of a single class with a coupon of 7.86%. At December 31, 2022 there was $50.0 million outstanding under this facility.

The agreed valuation of the collateral for the 2021-1 Notes is the sum of the amounts on deposit in the underlying spread accounts for each related securitization and the over-collateralization of each related securitization, which is the difference between the outstanding principal balances of the related receivables less the principal balance of the outstanding notes issued in the related securitization. On each monthly payment date, the 2021-1 Notes are entitled to interest at the coupon rate and, if necessary, a principal payment necessary to maintain a specified minimum collateral ratio.

Securitization Trust Debt.   Since 2011, we treated all 45 of our securitizations of automobile contracts as secured financings for financial accounting purposes, and the asset-backed securities issued in such securitizations remain on our consolidated balance sheet as securitization trust debt. We had $2,108.7 million of securitization trust debt outstanding at December 31, 2022.

Subordinated Renewable Notes Debt.   In June 2005, we began issuing registered subordinated renewable notes in an ongoing offering to the public. Upon maturity, the notes are automatically renewed for the same term as the maturing notes, unless we repay the notes or the investor notifies us within 15 days after the maturity date of his note that he wants it repaid. Renewed notes bear interest at the rate we are offering at that time to other investors with similar note maturities. Based on the terms of the individual notes, interest payments may be required monthly, quarterly, annually or upon maturity. At December 31, 2022 there were $25.3 million of such notes outstanding.

We must comply with certain affirmative and negative covenants related to debt facilities, which require, among other things, that we maintain certain financial ratios related to liquidity, net worth, capitalization, investments, acquisitions, restricted payments and certain dividend restrictions. In addition, certain securitization and non-securitization related debt contain cross-default provisions that would allow certain creditors to declare default if a default occurred under a different facility. As of December 31, 2022, we were in compliance with all such covenants.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are subject to interest rate risk during the period between when contracts are purchased from dealers and when such contracts become part of a term securitization. Specifically, the interest rate due on our warehouse credit facilities are adjustable while the interest rates on the contracts are fixed. Therefore, if interest rates increase, the interest we must pay to our lenders under warehouse credit facilities is likely to increase while the interest we receive from warehoused automobile contracts remains the same. As a result, excess spread cash flow would likely decrease during the warehousing period. Additionally, automobile contracts warehoused and then securitized during a rising interest rate environment may result in less excess spread cash flow to us. Historically, our securitization facilities have paid fixed rate interest to security holders set at prevailing interest rates at the time of the closing of the securitization, which may not take place until several months after we purchased those contracts. Our customers, on the other hand, pay fixed rates of interest on the automobile contracts, set at the time they purchase the underlying vehicles. A decrease in excess spread cash flow could adversely affect our earnings and cash flow.

To mitigate, but not eliminate, the short-term risk relating to interest rates payable under the warehouse facilities, we have historically held automobile contracts in the warehouse credit facilities for less than four months. To mitigate, but not eliminate, the long-term risk relating to interest rates payable by us in securitizations, we have usually structured our term securitization transactions to include pre-funding structures, whereby the amount of notes issued exceeds the amount of contracts initially sold to the trusts. We may continue to use pre-funding structures in our securitizations. In pre-funding, the proceeds from the pre-funded portion are held in an escrow account until we sell the additional contracts to the trust. In pre-funded securitizations, we lock in the borrowing costs with respect to the contracts we subsequently deliver to the securitization trust. However, we incur an expense in pre-funded securitizations equal to the difference between the money market yields earned on the proceeds held in escrow prior to subsequent delivery of contracts and the interest rate paid on the notes outstanding. The amount of such expense may vary. Despite these mitigation strategies, an increase in prevailing interest rates would cause us to receive less excess spread cash flows on automobile contracts, and thus could adversely affect our earnings and cash flows.

Item 8. Financial Statements and Supplementary Data

    This report includes Consolidated Financial Statements, notes thereto and an Independent Auditors' Report, at the pages indicated below, in the "Index to Financial Statements."

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INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of
Consumer Portfolio Services, Inc. and Subsidiaries
Las Vegas, Nevada

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Consumer Portfolio Services, Inc. and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements")[2]. We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for Loans at Fair Value

As described in Notes 1 and 12 to the consolidated financial statements, the Company carries all finance receivables acquired after 2017 at fair value on a recurring basis. The Company had $2.4 billion in finance receivables that are carried at fair value, all of which are classified as level 3 fair values as they contain one or more inputs which are unobservable and significant to the fair value measurement. With assistance from an outside valuation expert, the Company used a level 3 fair value methodology for the fair value of finance receivables. The significant assumptions used by the Company to calculate the fair value of these financial receivables include the magnitude and timing of net charge-offs and the rate of amortization of the portfolio of finance receivables. These significant assumptions were based on the factors that market participants use in pricing similar receivables and are based on the best information available in the circumstances.

We identified the valuation of finance receivables carried at fair value as a critical audit matter as this estimate requires subjective auditor judgment. Our principal considerations in making this determination are (i) there was significant judgment and estimation by the Company in determining the assumptions to estimate fair value, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures related to the fair value of these finance receivables, and (ii) the audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Testing the design and operating effectiveness of controls over the application of the assumptions used to support the estimate of loans at fair value included addressing:

- The completeness and accuracy of data
- Third-party model review
- Review of management's judgments and significant assumptions over inputs

Substantively testing management's process, including evaluating management's judgments and assumptions, for developing the estimate of loans at fair value included:

- Using an auditor employed valuation specialist to assist in testing the Company's estimate of fair value of the finance receivables. Testing included evaluation of certain management significant assumptions and, evaluating the appropriateness of the methodology including a recalculation of the model.
- Testing the completeness and accuracy of the underlying data used in the fair value of finance receivables estimate.

Allowance for Finance Credit Losses – Qualitative Factors Related to the CECL Reasonable and Supportable Forecasts

As described in Notes 1 and 3 to the financial statements, the Company has a gross receivables portfolio of $92.3 million and a related allowance for finance credit losses (ACL) on loans of $21.7 million for the year ended December 31, 2022. Management estimates the allowance using relevant information from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical loss experience for older receivables, aggregated into vintage pools based on the calendar quarter of origination is used to estimate expected losses for less seasoned quarterly vintage pools. This estimate is adjusted by certain qualitative factors that may impact future credit losses. The qualitative factors represent management's estimate of the impact of future losses.

The use of qualitative factors to adjust historical losses for management's forecast requires significant judgment. Management applies qualitative factors to adjust its estimation of the timing and amount losses to represent its future economic forecast. We identified auditing the reasonableness of qualitative factors used to create forecasts in its credit loss model as a critical audit matter as it involves especially subjective auditor judgment.

Testing the design and operating effectiveness of controls over the application of the assumptions used to support the estimate of the allowance for credit losses included addressing:

- The completeness and accuracy of internal data
- Review of management's judgments and significant assumptions over inputs

Substantively testing management's process, including evaluating management's judgments and assumptions, for developing the estimate of the allowance for credit losses included:

- Evaluating the appropriateness of the methodology for developing the forecast and qualitative factors.
- Testing the completeness and accuracy of data used in the calculation of qualitative factors.
- Evaluating the reasonableness of the forecasts.
- Inspecting and evaluating key assumptions and judgments used in developing the qualitative factors.

/s/ Crowe LLP

We have served as the Company's auditor since 2008.

Dallas, Texas
March 15, 2023

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		December 31, 2022		December 31, 2021
ASSETS				
Cash and cash equivalents	$	13,490	$	29,928
Restricted cash and equivalents		149,299		146,620
Finance receivables measured at fair value		2,476,617		1,749,098
Finance receivables		92,304		232,390
Less: Allowance for finance credit losses		(21,753)		(56,206)
Finance receivables, net		70,551		176,184
Furniture and equipment, net		1,660		1,129
Deferred tax assets, net		10,177		19,575
Accrued interest receivable		649		2,269
Other assets		30,325		34,775
Total Assets	$	2,752,768	$	2,159,578
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities				
Accounts payable and accrued expenses	$	55,421	$	43,648
Warehouse lines of credit		285,328		105,610
Residual interest financing		49,623		53,682
Securitization trust debt		2,108,744		1,759,972
Subordinated renewable notes		25,263		26,459
		2,524,379		1,989,371
COMMITMENTS AND CONTINGENCIES				
Shareholders' Equity				
Preferred stock, $1 par value; authorized 4,998,130 shares; none issued		–		–
Series A preferred stock, $1 par value; authorized 5,000,000 shares; none issued		–		–
Series B preferred stock, $1 par value; authorized 1,870 shares; none issued		–		–
Common stock, no par value; authorized 75,000,000 shares; 20,131,323 and 21,143,764 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		28,906		55,298
Retained earnings		202,514		116,531
Accumulated other comprehensive loss		(3,031)		(1,622)
Total stockholders' equity		228,389		170,207
Total liabilities and stockholders' equity	$	2,752,768	$	2,159,578

See accompanying Notes to Consolidated Financial Statements.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31,		
	2022	2021	2020
Revenues:			
Interest income	$ 305,237	$ 266,266	$ 294,982
Mark to finance receivables measured at fair value	15,283	(4,417)	(29,528)
Other income	9,189	5,962	5,707
	329,709	267,811	271,161
Expenses:			
Employee costs	84,282	80,534	80,198
General and administrative	37,618	34,616	31,981
Interest	87,524	75,239	101,338
Provision for credit losses	(28,100)	(14,590)	14,113
Sales	23,039	16,876	14,206
Occupancy	7,535	7,715	7,421
Depreciation and amortization	1,618	1,675	1,784
	213,516	202,065	251,041
Income before income tax expense (benefit)	116,193	65,746	20,120
Income tax expense (benefit)	30,210	18,222	(1,557)
Net income	$ 85,983	$ 47,524	$ 21,677
Earnings per share:			
Basic	$ 4.10	$ 2.11	$ 0.96
Diluted	3.23	1.84	0.90
Number of shares used in computing earnings per share:			
Basic	20,958	22,562	22,611
Diluted	26,589	25,780	24,003

See accompanying Notes to Consolidated Financial Statements.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

		Year Ended December 31,				
		2022		**2021**		**2020**
Net income	$	85,983	$	47,524	$	21,677
Other comprehensive income (loss); change in funded status of pension plan, net of $513, $2,554 and $55 in tax for 2022, 2021 and 2020, respectively		(1,409)		6,949		(150)
Comprehensive income	$	84,574	$	54,473	$	21,527

See accompanying Notes to Consolidated Financial Statements.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Loss	Total
Balance at January 1, 2020	22,531	$ 71,257	$ 47,330	$ (8,421)	$ 110,166
Common stock issued upon exercise of options and warrants	558	949	–	–	949
Repurchase of common stock	(352)	(1,215)	–	–	(1,215)
Other comprehensive income (loss)	–	–	–	(150)	(150)
Stock-based compensation	–	1,935	–	–	1,935
Net income	–	–	21,677	–	21,677
Balance at December 31, 2020	22,737	$ 72,926	$ 69,007	$ (8,571)	$ 133,362
Common stock issued upon exercise of options and warrants	2,291	6,048	–	–	6,048
Repurchase of common stock	(3,884)	(25,676)	–	–	(25,676)
Other comprehensive income (loss)	–	–	–	6,949	6,949
Stock-based compensation	–	2,000	–	–	2,000
Net income	–	–	47,524	–	47,524
Balance at December 31, 2021	21,144	$ 55,298	$ 116,531	$ (1,622)	$ 170,207
Common stock issued upon exercise of options and warrants	3,127	15,277	–	–	15,277
Repurchase of common stock	(4,140)	(46,096)	–	–	(46,096)
Other comprehensive income (loss)	–	–	–	(1,409)	(1,409)
Stock-based compensation	–	4,427	–	–	4,427
Net income	–	–	85,983	–	85,983
Balance at December 31, 2022	20,131	$ 28,906	$ 202,514	$ (3,031)	$ 228,389

See accompanying Notes to Consolidated Financial Statements.

CONSUMER PORTFOLIO SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 85,983	$ 47,524	$ 21,677
Adjustments to reconcile net income to net cash provided by operating activities:			
Accretion of deferred acquisition fees and origination costs	–	651	1,138
Net interest income accretion on fair value receivables	135,147	134,020	133,771
Depreciation and amortization	1,618	1,675	1,784
Amortization of deferred financing costs	8,207	7,114	8,102
Mark to fair value of finance receivables measured at fair value	(15,283)	4,417	29,528
Provision for credit losses	(28,100)	(14,590)	14,113
Stock-based compensation expense	4,427	2,000	1,935
Changes in assets and liabilities:			
Accrued interest receivable	1,620	2,748	6,628
Other assets	2,551	(3,787)	2,713
Deferred tax assets, net	9,398	8,937	21,493
Accounts payable and accrued expenses	10,364	7,485	(4,115)
Net cash provided by operating activities	215,932	198,194	238,767
Cash flows from investing activities:			
Payments received on finance receivables held for investment	133,733	249,098	332,296
Purchases of finance receivables measured at fair value	(1,673,166)	(1,107,537)	(739,734)
Payments on receivables portfolio at fair value	825,783	743,728	496,747
Change in repossessions held in inventory	1,899	1,329	3,746
Purchase of furniture and equipment	(2,149)	(1,976)	(24)
Net cash provided by (used in) investing activities	(713,900)	(115,358)	93,031
Cash flows from financing activities:			
Proceeds from issuance of securitization trust debt	1,411,018	1,110,747	714,543
Proceeds from issuance of subordinated renewable notes	4,004	7,988	6,750
Payments on subordinated renewable notes	(5,200)	(2,852)	(2,961)
Net advances (repayments) of warehouse lines of credit	181,868	(14,503)	(16,271)
Net advances (repayments) of residual interest financing debt	(4,311)	28,735	(14,424)
Repayment of securitization trust debt	(1,060,052)	(1,153,114)	(1,009,988)
Payment of financing costs	(12,299)	(7,813)	(5,861)
Purchase of common stock	(46,096)	(25,676)	(1,215)
Exercise of options and warrants	15,277	6,048	949
Net cash provided by (used in) financing activities	484,209	(50,440)	(328,478)
Increase (decrease) in cash and cash equivalents	(13,759)	32,396	3,320
Cash and cash equivalents at beginning of year	176,548	144,152	140,832
Cash and cash equivalents at end of year	$ 162,789	$ 176,548	$ 144,152
Supplemental disclosure of cash flow information:			
Cash paid (received) during the period for:			
Interest	$ 76,696	$ 69,476	$ 93,571
Income taxes	16,182	14,253	(23,997)

See accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

Description of Business

Consumer Portfolio Services, Inc. ("CPS") was incorporated in California on March 8, 1991. CPS and its subsidiaries (collectively, the "Company") specialize in purchasing and servicing retail automobile installment sale contracts ("Contracts") originated by licensed motor vehicle dealers ("Dealers") located throughout the United States. Customers located in California, Texas, Ohio, Illinois, Florida, Pennsylvania, and Indiana represented 8.2%, 7.8%, 7.6%, 5.7%, 5.1%, 4.6%, and 4.6% respectively, of contracts purchased during 2022 compared with 10.9%, 6.1%, 9.3%, 3.6%, 5.0%, 4.6%, and 5.0% respectively in 2021. No other state had a concentration in excess of 4.6% in 2022. We specialize in contracts with vehicle purchasers who generally would not be expected to qualify for traditional financing provided by commercial banks or automobile manufacturers' captive finance companies.

We are subject to various regulations and laws as they relate to the extension of credit in consumer credit transactions. Failure to comply with such laws and regulations could have a material adverse effect on the Company.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Consumer Portfolio Services, Inc. and its wholly-owned subsidiaries, certain of which are special purpose subsidiaries ("SPS"), formed to accommodate the structures under which we purchase and securitize our contracts. The Consolidated Financial Statements also include the accounts of CPS Leasing, Inc., an 80% owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statements of cash flows, we consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of cash on hand and due from banks and money market accounts. Substantially all of our cash is deposited at three financial institutions. We maintain cash due from banks in excess of the banks' insured deposit limits. We do not believe we are exposed to any significant credit risk on these deposits. As part of certain financial covenants related to debt facilities, we are required to maintain a minimum unrestricted cash balance. As of December 31, 2022, our unrestricted cash balance was $13.5 million, which exceeded the minimum amounts required by our financial covenants.

Finance Receivables

Finance receivables, which we have the intent and ability to hold for the foreseeable future or until maturity or payoff, are presented at cost. All finance receivable contracts are held for investment. Interest income is accrued on the unpaid principal balance. Origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the interest method without anticipating prepayments. Generally, payments received on finance receivables are restricted to certain securitized pools, and the related contracts cannot be resold. Finance receivables are charged off pursuant to the controlling documents of certain securitized pools, generally as described below under Charge Off Policy. Management may authorize an extension of payment terms if collection appears likely during the next calendar month.

Our portfolio of finance receivables consists of small-balance homogeneous contracts that are collectively evaluated for impairment on a portfolio basis. We report delinquency on a contractual basis. Once a Contract becomes greater than 90 days delinquent, we do not recognize additional interest income until the obligor under the Contract makes sufficient payments to be less than 90 days delinquent. Any payments received on a Contract that is greater than 90 days delinquent are first applied to accrued interest and then to principal reduction.

Finance Receivables Measured at Fair Value

Effective January 1, 2018, we adopted the fair value method of accounting for finance receivables acquired on or after that date. For each finance receivable acquired after 2017, we consider the price paid on the purchase date as the fair value for such receivable. We estimate the cash to be received in the future with respect to such receivables, based on our experience with similar receivables acquired in the past. We then compute the internal rate of return that results in the present value of those estimated cash receipts being equal to the purchase date fair value. Thereafter, we recognize interest income on such receivables on a level yield basis using that internal rate of return as the applicable interest rate. Cash received with respect to such receivables is applied first against such interest income, and then to reduce the recorded value of the receivables.

We re-evaluate the fair value of such receivables at the close of each measurement period. If the reevaluation were to yield a value materially different from the recorded value, an adjustment would be required. For the twelve-month period ended December 31, 2022 include a $15.3 million positive mark to the carrying value of the portion of the receivables portfolio accounted for at fair value. The Company considered the effect of the pandemic on the portfolio of finance receivables carried at fair value and recorded a mark down to that portfolio of $4.4 million for the twelve-month period ended December 31, 2021.

Anticipated credit losses are included in our estimation of cash to be received with respect to receivables. Because such credit losses are included in our computation of the appropriate level yield, we do not thereafter make periodic provision for credit losses, as our best estimate of the lifetime aggregate of credit losses is included in that initial computation. Also because we include anticipated credit losses in our computation of the level yield, the computed level yield is materially lower than the average contractual rate applicable to the receivables. Because our initial recorded value is fixed as the price we pay for the receivable, rather than as the contractual principal balance, we do not record acquisition fees as an amortizing asset related to the receivables, nor do we capitalize costs of acquiring the receivables. Rather we recognize the costs of acquisition as expenses in the period incurred.

Allowance for Finance Credit Losses

In order to estimate an appropriate allowance for losses likely incurred on finance receivables, we use a loss allowance methodology commonly referred to as "static pooling," which stratifies the finance receivable portfolio into separately identified pools based on their period of origination, then uses historical performance of seasoned pools to estimate future losses on current pools. Historical loss experience is adjusted as necessary for current economic conditions. We consider our portfolio of finance receivables to be relatively homogenous and consequently we analyze credit performance primarily in the aggregate rather than stratification by any particular credit quality indicator. Using analytical and formula driven techniques, we estimate an allowance for finance credit losses, which we believe is adequate for current expected credit losses that can be reasonably estimated in our portfolio of finance receivable contracts. Net losses incurred on finance receivables are charged to the allowance. We evaluate the adequacy of the allowance by examining current delinquencies, the characteristics of the portfolio, the value of the underlying collateral and historical loss trends. As conditions change, our level of provisioning and/or allowance may change.

Charge Off Policy

Delinquent contracts for which the related financed vehicle has been repossessed are generally charged off at the earliest of (1) the month in which the proceeds from the sale of the financed vehicle are received, (2) the month in which 90 days have passed from the date of repossession or (3) the month in which the Contract becomes seven scheduled payments past due (see Repossessed and Other Assets below). The amount charged off is the remaining principal balance of the Contract, after the application of the net proceeds from the liquidation of the financed vehicle. With respect to delinquent contracts for which the related financed vehicle has not been repossessed, the remaining principal balance is generally charged off no later than the end of the month that the Contract becomes five scheduled payments past due.

Contract Acquisition Fees and Origination Costs

Upon purchase of a Contract from a Dealer, we generally either charge or advance the Dealer an acquisition fee. Dealer acquisition fees and deferred origination costs are applied to the recorded value of finance receivables and are accreted into earnings as an adjustment to the yield over the estimated life of the Contract using the interest method. However, for receivables measured at fair value, we do not record acquisition fees as an amortizing asset related to the receivables, nor do we capitalize costs of acquiring the receivables. Rather we recognize the costs of acquisition as expenses in the period incurred.

Repossessed and Other Assets

If a Contract obligor fails to make or keep promises for payments, or if the obligor is uncooperative or attempts to evade contact or hide the vehicle, a supervisor will review the collection activity relating to the account to determine if repossession of the vehicle is warranted. Generally, such a decision is made between the 60th and 90th day past the obligor's payment due date, but could occur sooner or later, depending on the specific circumstances. At the time the vehicle is repossessed we stop accruing interest on the Contract, and reclassify the remaining Contract balance to the line item "Other Assets" on our Consolidated Balance Sheet at its estimated fair value less costs to sell. Included in other assets in the accompanying Consolidated Balance Sheets are repossessed vehicles pending sale of $571,000 and $2.5 million at December 31, 2022 and 2021, respectively.

Treatment of Securitizations

Our term securitization structure has generally been as follows:

We sell contracts we acquire to a wholly-owned SPS, which has been established for the limited purpose of buying and reselling our contracts. The SPS then transfers the same contracts to another entity, typically a statutory trust ("Trust"). The Trust issues interest-bearing asset-backed securities ("Notes"), in a principal amount equal to or less than the aggregate principal balance of the contracts. We typically sell these contracts to the Trust at face value and without recourse, except representations and warranties that we make to the Trust that are similar to those provided to us by the Dealer. One or more investors (the "Noteholders") purchase the Notes issued by the Trust; the proceeds from the sale of the Notes are then used to purchase the contracts from us. We may retain or sell subordinated Notes issued by the Trust. In addition, we have provided "Credit Enhancement" for the benefit of the Noteholders in three forms: (1) an initial cash deposit to a bank account (a "Spread Account") held by the Trust, (2) overcollateralization of the Notes, where the principal balance of the Notes issued is less than the principal balance of the contracts, and (3) in the form of subordinated Notes. The agreements governing the securitization transactions (collectively referred to as the "Securitization Agreements") require that the initial level of Credit Enhancement be supplemented by a portion of collections from the contracts until the level of Credit Enhancement reaches specified levels, which are then maintained. The specified levels are generally computed as a percentage of the principal amount remaining unpaid under the related contracts. The specified levels at which the Credit Enhancement is to be maintained will vary depending on the performance of the portfolios of contracts held by the Trusts and on other conditions. Such levels have increased and decreased from time to time based on performance of the various portfolios, and have also varied from one Trust to another.

Our warehouse securitization structures are similar to the above, except that (i) the SPS that purchases the contracts pledges the contracts to secure promissory notes or loans that it issues, and (ii) no increase in the required amount of Credit Enhancement is contemplated. Upon each sale of contracts in a securitization structured as a secured financing, we retain as assets on our Consolidated Balance Sheet the securitized contracts and record as indebtedness the Notes issued in the transaction.

We have the power to direct the most significant activities of the SPS. In addition, we have the obligation to absorb losses and the rights to receive benefits from the SPS, both of which could be potentially significant to the SPS. These types of securitization structures are treated as secured financings, in which the receivables remain on our Consolidated Balance Sheet, and the debt issued by the SPS is shown as a securitization trust debt on our Consolidated Balance Sheet.

We receive periodic base servicing fees for the servicing and collection of the contracts. In addition, we are entitled to the cash flows from the Trusts that represent collections on the contracts in excess of the amounts required to pay principal and interest on the Notes, the base servicing fees, and certain other fees (such as trustee and custodial fees). Required principal payments on the Notes are generally defined as the payments sufficient to keep the principal balance of the Notes equal to the aggregate principal balance of the related contracts (excluding those contracts that have been charged off), or a pre-determined percentage of such balance. Where that percentage is less than 100%, the related Securitization Agreements require accelerated payment of principal until the principal balance of the Notes is reduced to the specified percentage. Such accelerated principal payment is said to create "overcollateralization" of the Notes.

If the amount of cash required for payment of fees, interest and principal on the senior Notes exceeds the amount collected during the collection period, the shortfall is generally withdrawn from the Spread Account, if any. If the cash collected during the period exceeds the amount necessary for the above allocations plus required principal payments on the subordinated Notes, if any, and there is no shortfall in the related Spread Account or other form of Credit Enhancement, the excess is released to us. If the total Credit Enhancement amount is not at the required level, then the excess cash collected is retained in the Trust until the specified level is achieved. Cash in the Spread Accounts is restricted from our use. Cash held in the various Spread Accounts is invested in high quality, liquid investment securities, as specified in the Securitization Agreements. In all of our term securitizations we have transferred the receivables (through a subsidiary) to the securitization Trust. We report the assets and liabilities of the securitization Trust on our Consolidated Balance Sheet. The Noteholders' and the related securitization Trusts' recourse against us for failure of the contract obligors to make payments on a timely basis is limited, in general, to our Finance Receivables, and Spread Accounts.

Servicing

We consider the contractual servicing fee received on our managed portfolio held by non-consolidated subsidiaries to be equal to adequate compensation. Additionally, we consider that these fees would fairly compensate a substitute servicer, should one be required. As a result, no servicing asset or liability has been recognized. Servicing fees received on the managed portfolio held by non-consolidated subsidiaries are reported as income when earned. Servicing fees received on the managed portfolio held by consolidated subsidiaries are included in interest income when earned. Servicing costs are charged to expense as incurred. Servicing fees receivable, which are included in Other Assets in the accompanying Consolidated Balance Sheets, represent fees earned but not yet remitted to us by the trustee.

Furniture and Equipment

Furniture and equipment are stated at cost net of accumulated depreciation. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Assets held under capital leases and leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease terms. Amortization expense on assets acquired under capital lease is included with depreciation expense on owned assets.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Other Income

The following table presents the primary components of Other Income:

| | Year Ended December 31, | | |
	2022	2021	2020
	(In thousands)		
Third-party portfolio	$ 6,814	$ –	$ –
Direct mail revenues	774	3,391	3,312
Convenience fee revenue	218	590	1,490
Recoveries on previously charged-off contracts	71	115	111
Sales tax refunds	737	580	748
Other	575	1,286	46
Other income for the period	$ 9,189	$ 5,962	$ 5,707

Earnings Per Share

Earnings per share were calculated using the weighted average number of shares outstanding for the related period. The following table illustrates the computation of basic and diluted earnings per share:

| | Year Ended December 31, | | |
	2022	2021	2020
	(In thousands, except per share data)		
Numerator:			
Numerator for basic and diluted earnings per share	$ 85,983	$ 47,524	$ 21,677
Denominator:			
Denominator for basic earnings per share - weighted average number of common shares outstanding during the year	20,958	22,562	22,611
Incremental common shares attributable to exercise of outstanding options and warrants	5,631	3,218	1,392
Denominator for diluted earnings per share	26,589	25,780	24,003
Basic earnings per share	$ 4.10	$ 2.11	$ 0.96
Diluted earnings per share	$ 3.23	$ 1.84	$ 0.90

Incremental shares of 1.2 million, 5.7 million and 13.6 million related to stock options and warrants have been excluded from the diluted earnings per share calculation for the years ended December 31, 2022, 2021 and 2020, respectively, because the effect is anti-dilutive.

Deferral and Amortization of Debt Issuance Costs

Costs related to the issuance of debt are deferred and amortized using the interest method over the contractual or expected term of the related debt. Unamortized debt issuance costs are presented as a direct deduction to the carrying amount of the related debt on our Consolidated Balance Sheets.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return and combined or stand-alone state franchise tax returns for certain states. We utilize the asset and liability method of accounting for income taxes, under which deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We estimate a valuation allowance against that portion of the deferred tax asset whose utilization in future periods is not more than likely.

Purchases of Company Stock

We record purchases of our own common stock at cost and treat the shares as retired.

Stock Option Plan

The Company accounts for stock-based compensation in accordance with FASB ASC Topic 718, *Compensation—Stock Compensation*, that generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, restricted stock or other equity instruments, based on the grant date fair value of those awards. Compensation cost is recognized for awards issued to employees based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of income and expenses during the reported periods. These are material estimates that could be susceptible to changes in the near term and, accordingly, actual results could differ from those estimates.

Reclassification

Certain amounts for the prior year have been reclassified to conform to the current year's presentation with no effect on previously reported earnings or shareholders' equity.

Financial Covenants

Certain of our securitization transactions, our residual interest financing and our warehouse credit facilities contain various financial covenants requiring certain minimum financial ratios and results. Such covenants include maintaining minimum levels of liquidity and net worth and not exceeding maximum leverage levels. In addition, certain securitization and non-securitization related debt contain cross-default provisions that would allow certain creditors to declare a default if a default occurred under a different facility. As of December 31, 2022 we were in compliance with all such financial covenants.

Provision for Contingent Liabilities

We are routinely involved in various legal proceedings resulting from our consumer finance activities and practices, both continuing and discontinued. Our legal counsel has advised us on such matters where, based on information available at the time of this report, there is an indication that it is both probable that a liability has been incurred and the amount of the loss can be reasonably determined.

We have recorded a liability as of December 31, 2022, which represents our estimate of the immaterial aggregate probable incurred losses for legal contingencies. The amount of losses that may ultimately be incurred, over and above such losses as are probable, cannot be estimated with certainty.

(2) Restricted Cash

Restricted cash consists of cash and cash equivalent accounts relating to our outstanding securitization trusts and credit facilities. The amount of restricted cash on our Consolidated Balance Sheets was $149.3 million and $146.6 million as of December 31, 2022 and 2021, respectively.

Our securitization transactions and one of our warehouse credit facilities require that we establish cash reserves, or spread accounts, as additional credit enhancement. These cash reserves, which are included in restricted cash, were $56.8 million and $49.0 million as of December 31, 2022 and 2021, respectively.

(3) Finance Receivables

Our portfolio of finance receivables consists of small-balance homogeneous contracts comprising a single segment and class that is collectively evaluated for impairment on a portfolio basis according to delinquency status. Our contract purchase guidelines are designed to produce a homogenous portfolio. For key terms such as interest rate, length of contract, monthly payment and amount financed, there is relatively little variation from the average for the portfolio. We report delinquency on a contractual basis. Once a contract becomes greater than 90 days delinquent, we do not recognize additional interest income until the obligor under the contract makes sufficient payments to be less than 90 days delinquent. Any payments received on a contract that is greater than 90 days delinquent are first applied to accrued interest and then to principal reduction.

In January 2018 the Company adopted the fair value method of accounting for finance receivables acquired after 2017. Finance receivables measured at fair value are recorded separately on the Company's Balance Sheet and are excluded from all tables in this footnote.

The following table presents the components of finance receivables, net of unearned interest:

| | December 31, | |
| | 2022 | 2021 |
	(In thousands)	
Finance receivables		
Automobile finance receivables, net of unearned interest	$ 92,304	$ 232,390
Unearned acquisition fees, discounts and deferred origination costs, net	–	–
Finance receivables	$ 92,304	$ 232,390

We consider an automobile contract delinquent when an obligor fails to make at least 90% of a contractually due payment by the following due date, which date may have been extended within limits specified in the servicing agreements. The period of delinquency is based on the number of days payments are contractually past due, as extended where applicable. Automobile contracts less than 31 days delinquent are not reported as delinquent. In certain circumstances we will grant obligors one-month payment extensions. The only modification of terms is to advance the obligor's next due date by one month and extend the maturity date of the receivable by one month. In certain limited cases, a two-month extension may be granted. There are no other concessions, such as a reduction in interest rate, forgiveness of principal or of accrued interest. Accordingly, we consider such extensions to be insignificant delays in payments rather than troubled debt restructurings. The following table summarizes the delinquency status of finance receivables as of December 31, 2022 and 2021:

| | December 31, | |
| | 2022 | 2021 |
	(In thousands)	
Delinquency Status		
Current	$ 65,764	$ 186,625
31-60 days	16,796	30,980
61-90 days	7,756	12,070
91 + days	1,988	2,715
	$ 92,304	$ 232,390

Finance receivables totaling $2.0 million and $2.7 million at December 31, 2022 and 2021, respectively, have been placed on non-accrual status as a result of their delinquency status.

Allowance for Credit Losses – Finance Receivables

The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of finance receivables to present the net amount expected to be collected. Charge offs are deducted from the allowance when management believes that collectability is unlikely.

Management estimates the allowance using relevant available information, from internal and external sources, relating to past events, current conditions and, reasonable and supportable forecasts. We believe our historical credit loss experience provides the best basis for the estimation of expected credit losses. Consequently, we use historical loss experience for older receivables, aggregated into vintage pools based on their calendar quarter of origination, to forecast expected losses for less seasoned quarterly vintage pools.

We measure the weighted average monthly incremental change in cumulative net losses for the vintage pools in the relevant historical period. For the pools in the relevant historical period, we consider each pool's performance from its inception through the end of the current period. We then apply the results of the historical analysis to less seasoned vintage pools beginning with each vintage pool's most recent actual cumulative net loss experience and extrapolating from that point based on the historical data. We believe the pattern and magnitude of losses on older vintages allows us to establish a reasonable and supportable forecast of less seasoned vintages.

Our contract purchase guidelines are designed to produce a homogenous portfolio. For key credit characteristics of individual contracts such as obligor credit history, job stability, residence stability and ability to pay, there is relatively little variation from the average for the portfolio. Similarly, for key structural characteristics such as loan-to-value, length of contract, monthly payment and amount financed, there is relatively little variation from the average for the portfolio. Consequently, we do not believe there are significant differences in risk characteristics between various segments of our portfolio.

Our methodology incorporates historical pools that are sufficiently seasoned to capture the magnitude and trends of losses within those vintage pools. Furthermore, the historical period encompasses a substantial volume of receivables over periods that include fluctuations in the competitive landscape, the Company's rates of growth, size of our managed portfolio and fluctuations in economic growth and unemployment.

In consideration of the depth and breadth of the historical period, and the homogeneity of our portfolio, we generally do not adjust historical loss information for differences in risk characteristics such as credit or structural composition of segments of the portfolio or for changes in environmental conditions such as changes in unemployment rates, collateral values or other factors. Throughout our history we have observed how events such as extreme weather, political unrest, and other qualitative factors have influenced the performance of our portfolio. Consequently, we have considered how such qualitative factors may affect future credit losses and have incorporated our judgement of the effect of those factors into our estimates.

The following table presents the amortized cost basis of our finance receivables by annual vintage as of December 31, 2022 and 2021:

		December 31,		
Annual Vintage Pool		2022		2021
		(In thousands)		
2012 and prior	$	33	$	131
2013		231		1,091
2014		1,601		6,881
2015		8,627		29,695
2016		28,632		76,728
2017		53,180		117,864
Total amortized cost basis	$	92,304	$	232,390

At the adoption of CECL, the Company recorded an addition to its allowance for finance credit losses of $127.0 million. In accordance with the rules for adopting CECL, the offset to the addition to the allowance for finance credit losses was a tax affected reduction to retained earnings using the modified retrospective method.

The Company recorded a reduction to provision for credit losses on finance receivables in the amount of $28.1 million and $14.6 million for the years ended December 31, 2022, and 2021, respectively. The reserve decrease was primarily due to a decrease in lifetime expected credit losses resulting from improved credit performance, an improved macroeconomic outlook and higher used car prices. The Company made additional provisions for credit losses of $14.1 million for the year ended December 30, 2020. Those reserve increases were made in consideration for the uncertainty associated with the pandemic.

The following table presents a summary of the activity for the allowance for finance credit losses, for the years ended December 31, 2022, 2021 and 2020:

		December 31,				
		2022		2021		2020
		(In thousands)				
Balance at beginning of year	$	56,206	$	80,790	$	11,640
Impact of adoption ASC 326		n/a		n/a		127,000
Provision for credit losses on finance receivables		(28,100)		(14,590)		14,113
Charge-offs		(18,319)		(30,940)		(90,824)
Recoveries		11,966		20,946		18,861

Balance at end of year	$	21,753	$	56,206	$	80,790

Excluded from finance receivables are contracts that were previously classified as finance receivables but were reclassified as other assets because we have repossessed the vehicle securing the Contract. The following table presents a summary of such repossessed inventory together with the allowance for losses on repossessed inventory:

	December 31,	
	2022	2021
	(In thousands)	
Gross balance of repossessions in inventory	$ 1,894	$ 4,341
Allowance for losses on repossessed inventory	(1,323)	(1,871)
Net repossessed inventory included in other assets	$ 571	$ 2,470

(4) Furniture and Equipment

The following table presents the components of furniture and equipment:

	December 31,	
	2022	2021
	(In thousands)	
Furniture and fixtures	$ 1,936	$ 1,936
Computer and telephone equipment	6,349	5,216
Leasehold improvements	1,570	1,507
	9,855	8,659
Less: accumulated depreciation and amortization	(8,195)	(7,530)
	$ 1,660	$ 1,129

Depreciation expense totaled $1,618,000, $1,675,000, and $1,784,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

(5) Securitization Trust Debt

We have completed numerous term securitization transactions that are structured as secured borrowings for financial accounting purposes. The debt issued in these transactions is shown on our Consolidated Balance Sheets as "Securitization trust debt," and the components of such debt are summarized in the following table:

Series	Final Scheduled Payment Date (1)	Receivables Pledged at December 31, 2022 (2)	Initial Principal	Outstanding Principal at December 31, 2022	Outstanding Principal at December 31, 2021	Weighted Average Contractual Debt Interest Rate at December 31, 2022
		(Dollars in thousands)				
CPS 2017-A	April 2024	$ —	$ 206,320	$ —	$ 17,644	—
CPS 2017-B	December 2023	—	225,170	—	12,491	—
CPS 2017-C	September 2024	—	224,825	—	25,846	—
CPS 2017-D	June 2024	—	196,300	—	26,744	—
CPS 2018-A	March 2025	16,642	190,000	12,939	29,518	5.17%
CPS 2018-B	December 2024	20,897	201,823	17,077	36,092	5.61%
CPS 2018-C	September 2025	24,589	230,275	20,222	42,765	6.07%
CPS 2018-D	June 2025	30,015	233,730	25,563	49,634	5.82%
CPS 2019-A	March 2026	38,138	254,400	32,898	62,667	5.49%
CPS 2019-B	June 2026	39,755	228,275	33,897	61,730	5.39%
CPS 2019-C	September 2026	46,903	243,513	41,515	75,065	4.35%
CPS 2019-D	December 2026	60,856	274,313	53,625	98,625	3.71%

CPS 2020-A	March 2027	56,226	260,000	52,705	99,485	3.99%
CPS 2020-B	June 2027	63,849	202,343	41,736	87,048	6.16%
CPS 2020-C	November 2027	86,061	252,200	72,894	138,899	3.24%
CPS 2021-A	March 2028	90,801	230,545	72,076	147,516	1.39%
CPS 2021-B	June 2028	113,723	240,000	101,206	179,856	1.86%
CPS 2021-C	September 2028	165,102	291,000	147,593	250,003	1.60%
CPS 2021-D	December 2028	224,055	349,202	209,277	330,325	1.85%
CPS 2022-A	April 2029	243,580	316,800	222,613	–	2.16%
CPS 2022-B	October 2029	355,224	395,600	325,907	–	4.16%
CPS 2022-C	April 2030	394,782	391,600	346,714	–	5.24%
CPS 2022-D	August 2030	322,973	307,018	292,461	–	7.37%
		$ 2,394,171	$ 5,945,252	$ 2,122,919	$ 1,771,953	

_____

(1)   The Final Scheduled Payment Date represents final legal maturity of the securitization trust debt. Securitization trust debt is expected to become due and to be paid prior to those dates, based on amortization of the finance receivables pledged to the Trusts. Expected payments, which will depend on the performance of such receivables, as to which there can be no assurance, are $804.4 million in 2023, $578.9 million in 2024, $339.1 million in 2025, $202.3 million in 2026, $128.1 million in 2027, $55.3 million in 2028, and $0.6 million in 2029.

(2)   Includes repossessed assets that are included in Other Assets on our Consolidated Balance Sheets.

Debt issuance costs of $14.2 million and $12.0 million as of December 31, 2022 and December 31, 2021, respectively, have been excluded from the table above. These debt issuance costs are presented as a direct deduction to the carrying amount of the Securitization trust debt on our Consolidated Balance Sheets.

All of the securitization trust debt was issued in private placement transactions to qualified institutional investors. The debt was issued by our wholly-owned, bankruptcy remote subsidiaries and is secured by the assets of such subsidiaries, but not by any of our other assets.

The terms of the various securitization agreements related to the issuance of the securitization trust debt require that certain delinquency and credit loss criteria be met with respect to the collateral pool, and require that we maintain minimum levels of liquidity and net worth and not exceed maximum leverage levels. We were in compliance with all such covenants as of December 31, 2022.

We are responsible for the administration and collection of the contracts. The securitization agreements also require certain funds be held in restricted cash accounts to provide additional credit enhancement for the Notes or to be applied to make payments on the securitization trust debt. As of December 31, 2022, restricted cash under the various agreements totaled approximately $149.3 million. Interest expense on the securitization trust debt is composed of the stated rate of interest plus amortization of additional costs of borrowing. Additional costs of borrowing include facility fees, insurance premiums, amortization of deferred financing costs, and amortization of discounts required on the notes at the time of issuance. Deferred financing costs related to the securitization trust debt are amortized using the interest method. Accordingly, the effective cost of borrowing of the securitization trust debt is greater than the stated rate of interest.

Our wholly-owned, bankruptcy remote subsidiaries were formed to facilitate the above asset-backed financing transactions. Similar bankruptcy remote subsidiaries issue the debt outstanding under our warehouse line of credit. Bankruptcy remote refers to a legal structure in which it is expected that the applicable entity would not be included in any bankruptcy filing by its parent or affiliates. All of the assets of these subsidiaries have been pledged as collateral for the related debt. All such transactions, treated as secured financings for accounting and tax purposes, are treated as sales for all other purposes, including legal and bankruptcy purposes. None of the assets of these subsidiaries are available to pay any of our other creditors.

(6) Debt

The terms of our debt outstanding at December 31, 2022 and 2021 are summarized below:

Description	Interest Rate	Maturity	Amount Outstanding at December 31, 2022		Amount Outstanding at December 31, 2021	
			(In thousands)			
Warehouse lines of credit	3.00% over CP yield rate (Minimum 3.75%) 7.48% and 3.75% at December 31, 2022 and December 31 2021, respectively	July 2024	$	150,293	$	70,590
	4.15% over a commercial paper rate (Minimum 5.15%) 8.60% and 5.15% at December 31 2022, and December 31 2021, respectively	January 2024		137,585		35,420
Residual interest financing	8.60%	January 2026		–		4,311
Residual interest financing	7.86%	June 2026		50,000		50,000
Subordinated renewable notes	Weighted average rate of 7.82% and 8.93% at December 31, 2022 and December 31, 2021, respectively	Weighted average maturity of October 2024 and January 2024 at December 31, 2022 and December 31, 2021, respectively		25,263		26,459
			$	363,141	$	186,780

Debt issuance costs of $2.6 million and $400,000 as of December 31, 2022 and December 31, 2021, respectively, have been excluded from the table above. These debt issuance costs are presented as a direct deduction to the carrying amount of the Warehouse lines of credit and residual interest financing on our Consolidated Balance Sheets.

On May 11, 2012, we entered into a $100 million one-year warehouse credit line with Citibank, N.A. The facility is structured to allow us to fund a portion of the purchase price of automobile contracts by borrowing from a credit facility to our consolidated subsidiary Page Eight Funding, LLC. The facility provides for effective advances up to 86.0% of eligible finance receivables. The Class A loans under the facility generally accrue interest during the revolving period at a per annum rate equal to one-month SOFR plus 3.00% per annum, with a minimum rate of 3.75% per annum and during the amortization period at a per annum rate equal to one-month SOFR plus 4.00% per annum, with a minimum rate of 4.75% per annum. The Class B loans under the facility generally accrue interest during the revolving period at a per annum rate equal to 8.50% per annum and during the amortization period at a per annum rate equal to 9.50% per annum. In July 2022, we renewed our two-year revolving credit agreement with Citibank, N.A., and doubled the capacity from $100 million to $200 million. This facility was amended to extend the revolving period to July 2024 and to include an amortization period through July 2025 for any receivables pledged to the facility at the end of the revolving period. At December 31, 2022 there was $150.3 million outstanding under this facility.

On February 2, 2022, we renewed our two-year revolving credit agreement with Ares Agent Services, L.P. The facility is structured to allow us to fund a portion of the purchase price of automobile contracts by borrowing from a credit facility to our consolidated subsidiary Page Nine Funding, LLC. The facility provides for effective advances up to 88.00% of eligible finance receivables. The loans under the facility accrue interest at a commercial paper rate plus 4.15% per annum, with a minimum rate of 5.15% per annum. In June 2022, we increased the capacity of our credit agreement with Ares Agent Services, L.P. from $100 million to $200 million. This facility was amended to extend the revolving period to January 2024 followed by an amortization period through January 2028 for any receivables pledged to the facility at the end of the revolving period. At December 31, 2022 there was $137.6 million outstanding under this facility.

The total outstanding debt on our two warehouse lines of credit was $287.9 million as of December 31, 2022, compared to $106.0 million outstanding as of December 31, 2021.

On June 30, 2021, we completed a $50 million securitization of residual interests from previously issued securitizations. In this residual interest financing transaction, qualified institutional buyers purchased $50.0 million of asset-backed notes secured by residual interests in eleven CPS securitizations consecutively issued from January 2018 and September 2020. The sold notes ("2021-1 Notes"), issued by CPS Auto Securitization Trust 2021-1, consist of a single class with a coupon of 7.86%. At December 31, 2022 there was $50.0 million outstanding under this facility.

The agreed valuation of the collateral for the 2018-1 and 2021-1 Notes is the sum of the amounts on deposit in the underlying spread accounts for each related securitization and the over-collateralization of each related securitization, which is the difference between the outstanding principal balances of the related receivables less the principal balance of the outstanding notes issued in the related securitization. On each monthly payment date, the 2018-1 and 2021-1 Notes are entitled to interest at the coupon rate and, if necessary, a principal payment necessary to maintain a specified minimum collateral ratio.

Unamortized debt issuance costs of $377,000 and $629,000 as of December 31, 2022 and December 31, 2021, respectively, have been excluded from the amount reported above for residual interest financing. These debt issuance costs are presented as a direct deduction to the carrying amount of the debt on our Consolidated Balance Sheets.

We must comply with certain affirmative and negative covenants related to debt facilities, which require, among other things, that we maintain certain financial ratios related to liquidity, net worth and capitalization. Further covenants include matters relating to investments, acquisitions, restricted payments and certain dividend restrictions. See the discussion of financial covenants in Note 1.

The following table summarizes the contractual and expected maturity amounts of our outstanding subordinated renewable notes as of December 31, 2022:

Contractual maturity date	Subordinated renewable notes
	(In thousands)
2023	$ 13,800
2024	2,798
2025	3,146
2026	3,264
2027	837
Thereafter	1,418
Total	$ 25,263

(7) Shareholders' Equity

Common Stock

Holders of common stock are entitled to such dividends as our board of directors, in its discretion, may declare out of funds available, subject to the terms of any outstanding shares of preferred stock and other restrictions. In the event of liquidation of the Company, holders of common stock are entitled to receive, *pro rata*, all of the assets of the Company available for distribution, after payment of any liquidation preference to the holders of outstanding shares of preferred stock. Holders of the shares of common stock have no conversion or preemptive or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

Stock Purchases

For the year ending December 31, 2022, we purchased 4,139,664 shares of our common stock at an average price of $11.11. In January, March, and July 2022 our board of directors authorized the repurchase of up to $35.0 million of our common stock. There is approximately $8.3 million of board authorization remaining under such plans, which have no expiration date. The table below describes the purchase of our common stock for the twelve-month period ended December 31, 2022 and 2021:

| | Twelve Months Ended | | | |
| | December 31, 2022 | | December 31, 2021 | |
	Shares	Avg. Price	Shares	Avg. Price
Open market purchases	3,246,511	$ 10.44	1,639,138	$ 6.98
Shares redeemed upon net exercise of stock options	893,153	13.56	245,743	6.95
Other	–	–	1,999,995	6.26
Total stock purchases	4,139,664	$ 11.11	3,884,876	$ 3.97

Options and Warrants

   In 2006, the Company adopted and its shareholders approved the CPS 2006 Long-Term Equity Incentive Plan (the "2006 Plan") pursuant to which our Board of Directors, or a duly-authorized committee thereof, may grant stock options, restricted stock, restricted stock units and stock appreciation rights to our employees or employees of our subsidiaries, to directors of the Company, and to individuals acting as consultants to the Company or its subsidiaries. In June 2008, May 2012, April 2013, May 2015, July 2018 and again in November 2021, the shareholders of the Company approved an amendment to the 2006 Plan to increase the maximum number of shares that may be subject to awards under the 2006 Plan to 5,000,000, 7,200,000, 12,200,000, 17,200,000, 19,200,000 and 22,200,000, respectively, in each case plus shares authorized under prior plans and not issued. Options that have been granted under the 2006 Plan and a previous plan approved in 1997 have been granted at an exercise price equal to (or greater than) the stock's fair value at the date of the grant, with terms generally of 7-10 years and vesting generally over 4-5 years.

   The per share weighted-average fair value of stock options granted during the years ended December 31, 2022, 2021 and 2020 was $5.42, $2.65, and $1.33, respectively. That fair value was estimated using a binomial option pricing model using the weighted average assumptions noted in the following table. We use historical data to estimate the expected term of each option. The volatility estimate is based on the historical and implied volatility of our stock over the period that equals the expected life of the option. Volatility assumptions ranged from 75% to 80% for 2022, 79% to 71% for 2021, and 72% to 80% for 2020. The risk-free interest rate is based on the yield on a U.S. Treasury bond with a maturity comparable to the expected life of the option. The dividend yield is estimated to be zero based on our intention not to issue dividends for the foreseeable future.

| | Year Ended December 31, | | |
	2022	2021	2020
Expected life (years)	4.00	4.00	4.01
Risk-free interest rate	2.38%	0.49%	0.25%
Volatility	76%	72%	73%
Expected dividend yield	–	–	–

   For the years ended December 31, 2022, 2021 and 2020, we recorded stock-based compensation costs in the amount of $4.4 million, $2.0 million and $1.9 million, respectively. As of December 31, 2022, the unrecognized stock-based compensation costs to be recognized over future periods was equal to $9.5 million. This amount will be recognized as expense over a weighted-average period of 2.5 years.

   At December 31, 2022 and 2021, options outstanding had intrinsic values of $11.2 million and $13.1 million, respectively. At December 31, 2022 and 2021, options exercisable had intrinsic values of $7.8 million and $9.7 million, respectively. The total intrinsic value of options exercised was $23.4 million and $9.0 million for the years ended December 31, 2022 and 2021, respectively. New shares were issued for all options exercised during the year ended December 2022 and cash of $15.3 million was received. At December 31, 2022, there were a total of 2,661,000 additional shares available for grant under the 2006 Plan.

Stock option activity for the year ended December 31, 2022 for stock options under the 2006 and 1997 plans is as follows:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options outstanding at the beginning of period	13,075	$ 4.54	N/A
Granted	1,710	10.28	N/A
Exercised	(3,128)	4.89	N/A
Forfeited/Expired	(490)	7.07	N/A
Options outstanding at the end of period	11,167	$ 5.21	3.15 years
Options exercisable at the end of period	7,770	$ 4.56	2.12 years

The following table presents the price distribution of stock options outstanding and exercisable for the years ended December 31, 2022 and 2021:

	Number of shares as of December 31, 2022		Number of shares as of December 31, 2021	
	Outstanding	Exercisable	Outstanding	Exercisable
	(In thousands)		(In thousands)	
Range of exercise prices:				
$0.95 - $1.99	–	–	577	577
$2.00 - $2.99	1,445	775	1,517	489
$3.00 - $3.99	3,785	3,495	4,285	3,382
$4.00 - $4.99	2,739	1,802	2,870	1,410
$5.00 - $5.99	–	–	–	–
$6.00 - $6.99	740	740	2,651	2,652
$7.00 - $7.99	748	748	1,175	1,175
$10.00 - $10.99	1,710	210	–	–
Total shares	11,167	7,770	13,075	9,685

We did not issue any stock options with an exercise price above or below the market price of the stock on the grant date for the years ended December 31, 2022, 2021 and 2020.

(8) Interest Income and Interest Expense

The following table presents the components of interest income:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Interest on finance receivables	$ 35,091	$ 69,783	$ 126,043
Interest on finance receivables at fair value	268,621	196,461	168,266
Mark to finance receivables measured at fair value	15,283	(4,417)	(29,528)
Other interest income	1,525	22	673
Interest income	$ 320,520	$ 261,849	$ 265,454

The following table presents the components of interest expense:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Securitization trust debt	$ 70,627	$ 64,387	$ 88,031
Warehouse lines of credit	10,310	4,448	7,678
Residual interest financing	4,243	3,763	3,454
Subordinated renewable notes	2,344	2,641	2,175
Interest expense	$ 87,524	$ 75,239	$ 101,338

(9) Income Taxes

Income taxes consist of the following:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Current federal tax expense	$ 16,946	$ 8,992	$ (23,576)
Current state tax expense	3,352	2,845	472
Deferred federal tax expense	5,573	3,012	18,937
Deferred state tax expense	4,339	3,373	2,610
Income tax expense	$ 30,210	$ 18,222	$ (1,557)

Income tax expense for the years ended December 31, 2022, 2021 and 2020 differs from the amount determined by applying the statutory federal rate to income before income taxes as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Expense at federal tax rate	$ 24,401	$ 13,807	$ 4,225
State taxes, net of federal income tax effect	6,462	3,974	1,505
Stock-based compensation	(2,611)	(947)	35
Non-deductible expenses	1,056	1,129	974
Net operating loss carryback	–	(1,694)	(9,435)
Effect of change in tax rate	–	–	–
Accounting method change	–	–	–
Other	902	1,953	1,139
	$ 30,210	$ 18,222	$ (1,557)

The tax effected cumulative temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2022 and 2021 are as follows:

| | December 31, | |
| | 2022 | 2021 |
	(In thousands)	
Deferred Tax Assets:		
Finance receivables	$ 4,870	$ 10,644
Accrued liabilities	1,708	1,694
NOL carryforwards	450	2,070
Built in losses	2,024	2,679
Pension accrual	–	–
Stock compensation	2,172	3,584
Lease liability	1,711	2,737
Other	–	–
Total deferred tax assets	$ 12,935	$ 23,408
Deferred Tax Liabilities:		
Finance receivables	$ –	$ –
Deferred loan costs	–	–
Pension accrual	(752)	(1,026)
Lease right-of-use assets	(1,572)	(2,487)
Furniture and equipment and other	(434)	(320)
Total deferred tax liabilities	(2,758)	(3,833)
Net deferred tax asset	$ 10,177	$ 19,575

We acquired certain net operating losses and built-in loss assets as part of our acquisitions of MFN Financial Corp. ("MFN") in 2002 and TFC Enterprises, Inc. ("TFC") in 2003. Moreover, both MFN and TFC have undergone an ownership change for purposes of Internal Revenue Code ("IRC") Section 382. In general, IRC Section 382 imposes an annual limitation on the ability of a loss corporation (that is, a corporation with a net operating loss ("NOL") carryforward, credit carryforward, or certain built-in losses ("BILs")) to utilize its pre-change NOL carryforwards or BILs to offset taxable income arising after an ownership change.

In determining the possible future realization of deferred tax assets, we have considered future taxable income from the following sources: (a) reversal of taxable temporary differences; and (b) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A valuation allowance is recognized for a deferred tax asset if, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. In making such judgements, significant weight is given to evidence that can be objectively verified. Although realization is not assured, we believe that the realization of the recognized net deferred tax asset of $10.2 million as of December 31, 2022 is more likely than not based on forecasted future net earnings. Our net deferred tax asset of $10.2 million consists of approximately $7.0 million of net U.S. federal deferred tax assets and $3.2 million of net state deferred tax assets.

As of December 31, 2022, we had net operating loss carryforwards for state income tax purposes of $42.4 million. These state net operating losses begin to expire in 2023.

We recognize a tax position as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. We recognize potential interest and penalties related to unrecognized tax benefits as income tax expense. At December 31, 2022, we had no unrecognized tax benefits for uncertain tax positions.

We are subject to taxation in the US and various state jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2018.

(10) Commitments and Contingencies

Leases

The Company has operating leases for corporate offices, equipment, software and hardware. The Company has entered into operating leases for the majority of its real estate locations, primarily office space. These leases are generally for periods of three to seven years with various renewal options. The depreciable life of leased assets is limited by the expected lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term.

We determine if a contract contains a lease at contract inception. Right-of-use assets and liabilities are recognized based on the present value of lease payments over the lease term. In determining the present value of lease payments, we use the Company's incremental borrowing rate. Right-of-use assets are included in other assets and lease liabilities are included in accounts payable and accrued expenses in our Condensed Consolidated Balance Sheet.

The following table presents the supplemental balance sheet information related to leases:

	December 31, 2022	December 31, 2021
	(In thousands)	
Operating Leases		
Operating lease right-of-use assets	$ 28,397	$ 25,819
Less: Accumulated amortization right-of-use assets	(22,613)	(17,624)
Operating lease right-of-use assets, net	$ 5,784	$ 8,195
Operating lease liabilities	$ (6,234)	$ (9,058)
Finance Leases		
Property and equipment, at cost	$ 3,407	$ 3,407
Less: Accumulated depreciation	(3,301)	(2,348)
Property and equipment, net	$ 106	$ 1,059
Finance lease liabilities	$ (177)	$ (1,124)
Weighted Average Discount Rate		
Operating lease	5.0%	5.0%
Finance lease	6.5%	6.5%

Maturities of lease liabilities were as follows:

(In thousands) Year Ending December 31,	Operating Lease	Finance Lease
2023	$ 4,378	$ 147
2024	1,544	26
2025	794	9
2026	501	–
2027	509	–
Thereafter	650	–
Total undiscounted lease payments	8,376	182
Less amounts representing interest	(2,142)	(5)
Lease Liability	$ 6,234	$ 177

The following table presents the leases expense included in Occupancy, General and administrative on our Condensed Consolidated Statement of Operations:

| | Year Ended December 31, | | |
	2022	2021	2020
	(In thousands)		
Operating lease cost	$ 6,650	$ 7,184	$ 7,523
Finance lease cost	987	1,229	1,179
Total lease cost	$ 7,637	$ 8,413	$ 8,702

The following table presents the supplemental cash flow information related to leases:

| | Year Ended December 31, | | |
	2022	2021	2020
	(In thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 7,056	$ 7,474	$ 7,762
Operating cash flows from finance leases	948	1,118	1,007
Financing cash flows from finance leases	40	111	172

Legal Proceedings

Consumer Litigation. We are routinely involved in various legal proceedings resulting from our consumer finance activities and practices, both continuing and discontinued. Consumers can and do initiate lawsuits against us alleging violations of law applicable to collection of receivables, and such lawsuits sometimes allege that resolution as a class action is appropriate. For the most part, we have legal and factual defenses to consumer claims, which we routinely contest or settle (for immaterial amounts) depending on the particular circumstances of each case.

Following our filing of a complaint for a deficiency judgment in the Superior Court at Waterbury, Connecticut, the defendant filed a cross-claim alleging that our deficiency notices were not compliant with Connecticut law, and seeking relief on behalf of a class of Connecticut obligors whose vehicles we had repossessed. The defendant's contract provided for resolution of disputes exclusively by arbitration, and exclusively on an individual basis, not a class basis. Nevertheless, in August 2021, the court denied our motion to compel arbitration, without opinion. In April 2022, a motion for certification of a class was filed but has not been ruled upon. It is reasonable to expect that resolution of these claims will be on a class basis.

Wage and Hour Claim. On September 24, 2018, a former employee filed a lawsuit against us in the Superior Court of Orange County, California, alleging that we incorrectly classified our sales representatives as outside salespersons exempt from overtime wages, mandatory break periods and certain other employee protective provisions of California and federal law. The complaint seeks injunctive relief, an award of unpaid wages, liquidated damages, and attorney fees and interest. The plaintiff purports to act on behalf of a class of similarly situated employees and ex-employees. As of the date of this report, no motion for class certification has been filed or granted. We believe that our compensation practices with respect to our sales representatives are compliant with applicable law. Accordingly, we have defended and intend to continue to defend this lawsuit.

Massachusetts Civil Investigative Demand. In September 2021, we received a civil investigative demand from the Office of the Attorney General of the Commonwealth of Massachusetts relating to the Company's communications with and repossession notices sent to Massachusetts customers. We are cooperating with the inquiry.

In General. There can be no assurance as to the outcomes of the matters described or referenced above. We record at each measurement date, most recently as of December 31, 2022, our best estimate of probable incurred losses for legal contingencies, including the matters identified above. The amount of losses that may ultimately be incurred cannot be estimated with certainty. However, based on such information as is available to us, we believe that the total of probable incurred losses for legal contingencies as of December 31, 2022 is $4.9 million, and that the range of reasonably possible losses for the legal proceedings and contingencies we face, including those described or identified above, as of December 31, 2022 does not exceed $11.2 million.

Accordingly, we believe that the ultimate resolution of such legal proceedings and contingencies should not have a material adverse effect on our consolidated financial condition. We note, however, that in light of the uncertainties inherent in contested proceedings there can be no assurance that the ultimate resolution of these matters will not be material to our operating results for a particular period, depending on, among other factors, the size of the loss or liability imposed and the level of our income for that period.

(11) Employee Benefits

We sponsor a pretax savings and profit sharing plan (the "401(k) Plan") qualified under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, eligible employees are able to contribute up to the maximum allowed under the law. We may, at our discretion, match 100% of employees' contributions up to $2,000 per employee per calendar year. Our matching contributions to the 401(k) Plan were $1.3 million, $1.3 million, and $1.4 million respectively, for the years ended December 31, 2022, 2021 and 2020.

We also sponsor a defined benefit plan, the MFN Financial Corporation Pension Plan (the "Plan"). The Plan benefits were frozen on June 30, 2001.

The following tables represents a reconciliation of the change in the plan's benefit obligations, fair value of plan assets, and funded status at December 31, 2022 and 2021:

	December 31,	
	2022	2021
	(In thousands)	
Change in Projected Benefit Obligation		
Projected benefit obligation, beginning of year	$ 22,280	$ 24,678
Interest cost	579	553
Assumption changes	(5,450)	(1,074)
Actuarial (gain) loss	85	(222)
Settlements	(716)	(865)
Benefits paid	(826)	(790)
Projected benefit obligation, end of year	$ 15,952	$ 22,280
Change in Plan Assets		
Fair value of plan assets, beginning of year	$ 26,098	$ 18,165
Return on assets	(5,702)	8,703
Employer contribution	–	1,124
Expenses	(86)	(239)
Settlements	(716)	(865)
Benefits paid	(826)	(790)
Fair value of plan assets, end of year	$ 18,768	$ 26,098
Funded Status at end of year	$ 2,816	$ 3,818

Additional Information

Weighted average assumptions used to determine benefit obligations and cost at December 31, 2022 and 2021 were as follows:

	December, 31	
	2022	2021
Weighted average assumptions used to determine benefit obligations		
Discount rate	4.87%	2.65%
Weighted average assumptions used to determine net periodic benefit cost		
Discount rate	2.65%	2.28%
Expected return on plan assets	7.25%	7.25%

Our overall expected long-term rate of return on assets is 7.25% per annum as of December 31, 2022. The expected long-term rate of return is based on the weighted average of historical returns on individual asset categories, which are described in more detail below.

	December 31,					
	2022		2021		2020	
	(In thousands)					
Amounts recognized on Consolidated Balance Sheet						
Other assets	$	2,816	$	3,818	$	–
Other liabilities		–		–		(6,513)
Net amount recognized	$	2,816	$	3,818	$	(6,513)
Amounts recognized in accumulated other comprehensive loss consists of:						
Net loss	$	5,716	$	3,794	$	13,297
Unrecognized transition asset		–		–		–
Net amount recognized	$	5,716	$	3,794	$	13,297
Components of net periodic benefit cost						
Interest cost	$	579	$	553	$	693
Expected return on assets		(1,860)		(1,301)		(1,150)
Amortization of transition asset		–		–		–
Amortization of net loss		105		896		839
Net periodic benefit cost		(1,176)		148		382
Settlement (gain)/loss		256		(865)		–
Total	$	(920)	$	(717)	$	382
Benefit Obligation Recognized in Other Comprehensive Loss (Income)						
Net loss (gain)	$	1,003	$	(9,503)	$	205
Prior service cost (credit)		–		–		–
Amortization of prior service cost		–		–		–
Net amount recognized in other comprehensive loss (income)	$	1,003	$	(9,503)	$	205

The estimated net gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2023 is $169,000.

The weighted average asset allocation of our pension benefits at December 31, 2022 and 2021 were as follows:

	December 31,	
	2022	2021
Weighted Average Asset Allocation at Year-End		
Asset Category		
Equity securities	87%	78%
Debt securities	13%	22%
Cash and cash equivalents	0%	0%
Total	100%	100%

Our investment policies and strategies for the pension benefits plan utilize a target allocation of 75% equity securities and 25% fixed income securities (excluding Company stock). Our investment goals are to maximize returns subject to specific risk management policies. We address risk management and diversification by the use of a professional investment advisor and several sub-advisors which invest in domestic and international equity securities and domestic fixed income securities. Each sub-advisor focuses its investments within a specific sector of the equity or fixed income market. For the sub-advisors focused on the equity markets, the sectors are differentiated by the market capitalization, the relative valuation and the location of the underlying issuer. For the sub-advisors focused on the fixed income markets, the sectors are differentiated by the credit quality and the maturity of the underlying fixed income investment. The investments made by the sub-advisors are readily marketable and can be sold to fund benefit payment obligations as they become payable.

Cash Flows

Estimated Future Benefit Payments (In thousands)

2023	$	990
2024		1,329
2025		1,315
2026		1,392
2027		1,265
Years 2028 - 2032		5,954
Anticipated Contributions in 2023	$	–

The fair value of plan assets at December 31, 2022 and 2021, by asset category, is as follows:

	December 31, 2022			
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Investment Name:	(in thousands)			
Company Common Stock	$ 7,848	$ –	$ –	$ 7,848
Large Cap Value	–	2,037	–	2,037
Mid Cap Index	–	594	–	594
Small Cap Growth	–	546	–	546
Small Cap Value	–	588	–	588
Large Cap Blend	–	560	–	560
Growth	–	1,843	–	1,843
International Growth	–	2,251	–	2,251
Core Bond	–	1,658	–	1,658
High Yield	–	347	–	347
Inflation Protected Bond	–	433	–	433
Money Market	–	63	–	63
Total	$ 7,848	$ 10,920	$ –	$ 18,768

	December 31, 2021			
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Investment Name:	(in thousands)			
Company Common Stock	$ 10,472	$ –	$ –	$ 10,472
Large Cap Value	–	2,933	–	2,933
Mid Cap Index	–	836	–	836
Small Cap Growth	–	714	–	714
Small Cap Value	–	868	–	868
Large Cap Blend	–	859	–	859
Growth	–	2,915	–	2,915
International Growth	–	3,036	–	3,036
Core Bond	–	2,316	–	2,316
High Yield	–	473	–	473
Inflation Protected Bond	–	641	–	641
Money Market	–	35	–	35
Total	$ 10,472	$ 15,626	$ –	$ 26,098

_____

(1) *Company common stock is classified as level 1 and valued using quoted prices in active markets for identical assets.*

(2) *All other plan assets in stock, bond and money market funds are classified as level 2 and valued using significant observable inputs.*

(3) *There are no plan assets classified as level 3 in the fair value hierarchy as a result of having significant unobservable inputs.*

(12) Fair Value Measurements

ASC 820, "Fair Value Measurements" clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The three levels are defined as follows: level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets; level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Effective January 2018 we have elected to use the fair value method to value our portfolio of finance receivables acquired in January 2018 and thereafter.

Our valuation policies and procedures have been developed by our Accounting department in conjunction with our Risk department and with consultation with outside valuation experts. Our policies and procedures have been approved by our Chief Executive and our Board of Directors and include methodologies for valuation, internal reporting, calibration and back testing. Our periodic review of valuations includes an analysis of changes in fair value measurements and documentation of the reasons for such changes. There is little available third-party information such as broker quotes or pricing services available to assist us in our valuation process.

Our level 3, unobservable inputs reflect our own assumptions about the factors that market participants use in pricing similar receivables and are based on the best information available in the circumstances. They include such inputs as estimates for the magnitude and timing of net charge-offs and the rate of amortization of the portfolio of finance receivable. Significant changes in any of those inputs in isolation would have a significant impact on our fair value measurement.

The table below presents a reconciliation of the finance receivables measured at fair value on a recurring basis using significant unobservable inputs:

	Twelve Months Ended December 31,			
		2022		**2021**
		(In thousands)		
Balance at beginning of period	$	1,749,098	$	1,523,726
Finance receivables at fair value acquired during period		1,673,166		1,107,537
Payments received on finance receivables at fair value		(825,783)		(743,728)
Net interest income accretion on fair value receivables		(135,147)		(134,020)
Mark to fair value		15,283		(4,417)
Balance at end of period	$	2,476,617	$	1,749,098

The table below compares the fair values of these finance receivables to their contractual balances for the periods shown:

| | December 31, 2022 | | December 31, 2021 | |
	Contractual Balance	Fair Value	Contractual Balance	Fair Value
	(In thousands)			
Finance receivables measured at fair value	$ 2,701,184	$ 2,476,617	$ 1,972,699	$ 1,749,098

The following table provides certain qualitative information about our level 3 fair value measurements:

| Financial Instrument | Fair Values as of December 31, | | Unobservable Inputs | Inputs as of December 31, | |
	2022	2021		2022	2021
	(In thousands)				
Assets:					
Finance receivables measured at fair value	$ 2,476,617	$ 1,749,098	Discount rate	11.0%-11.3%	10.6% - 11.3%
			Cumulative net losses	13.4%-19.4%	10.0% - 18.4%

The following table summarizes the delinquency status using the contractual balance of these finance receivables measured at fair value as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
	(In thousands)	
Delinquency Status		
Current	$ 2,375,271	$ 1,787,641
31 - 60 days	184,968	115,924
61 - 90 days	72,390	38,999
91 + days	29,048	11,564
Repo	39,507	18,571
	$ 2,701,184	$ 1,972,699

Repossessed vehicle inventory, which is included in Other assets on our consolidated balance sheet, is measured at fair value using level 2 assumptions based on our actual loss experience on sale of repossessed vehicles. At December 31, 2022, the finance receivables related to the repossessed vehicles in inventory totaled $1.9 million. We have applied a valuation adjustment, or loss allowance, of $1.3 million, which is based on a recovery rate of approximately 30%, resulting in an estimated fair value and carrying amount of $571,000. The fair value and carrying amount of the repossessed inventory at December 31, 2021 was $2.5 million after applying a valuation adjustment of $1.9 million.

There were no transfers in or out of level 1 or level 2 assets and liabilities for 2022 and 2021. We have no level 3 assets or liabilities that are measured at fair value on a non-recurring basis.

The estimated fair values of financial assets and liabilities at December 31, 2022 and 2021, were as follows:

Financial Instrument	Carrying Value	Fair Value Measurements Using:			Total
As of December 31, 2022 (In thousands)		Level 1	Level 2	Level 3	
Assets:					
Cash and cash equivalents	$ 13,490	$ 13,490	$ –	$ –	$ 13,490
Restricted cash and equivalents	149,299	149,299	–	–	149,299
Finance receivables, net	70,551	–	–	60,063	60,063
Accrued interest receivable	649	–	–	649	649
Liabilities:					
Warehouse lines of credit	$ 285,328	$ –	$ –	$ 285,328	$ 285,328
Accrued interest payable	6,190	–	–	6,190	6,190
Securitization trust debt	2,108,744	–	–	1,957,995	1,957,995
Subordinated renewable notes	25,263	–	–	25,263	25,263

Financial Instrument	Carrying Value	Fair Value Measurements Using:			Total
As of December 31, 2021 (In thousands)		Level 1	Level 2	Level 3	
Assets:					
Cash and cash equivalents	$ 29,928	$ 29,928	$ –	$ –	$ 29,928
Restricted cash and equivalents	146,620	146,620	–	–	146,620
Finance receivables, net	176,184	–	–	178,795	178,795
Accrued interest receivable	2,269	–	–	2,269	2,269
Liabilities:					
Warehouse lines of credit	$ 105,610	$ –	$ –	$ 105,610	$ 105,610
Accrued interest payable	3,568	–	–	3,568	3,568
Securitization trust debt	1,759,972	–	–	1,740,901	1,740,901
Subordinated renewable notes	26,459	–	–	26,459	26,459

13) Subsequent Events

On January 25, 2023 we executed our first securitization of 2023. In the transaction, qualified institutional buyers purchased $324.8 million of asset-backed notes secured by $362.9 million in automobile receivables originated by CPS. The sold notes, issued by CPS Auto Receivables Trust 2023-A, consist of five classes. Ratings of the notes were provided by Standard & Poor's and DBRS Morningstar, and were based on the structure of the transaction, the historical performance of similar receivables and CPS's experience as a servicer. The weighted average yield on the notes is approximately 6.82%.

The 2023-A transaction has initial credit enhancement consisting of a cash deposit equal to 1.00% of the original receivable pool balance and overcollateralization of 10.50%. The transaction agreements require accelerated payment of principal on the notes to reach overcollateralization of the lesser of 14.00% of the original receivable pool balance, or 38.00% of the then outstanding pool balance. The transaction was a private offering of securities, not registered under the Securities Act of 1933, or any state securities law.

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